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Encana Corporation

NOTICE OF 2010 ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS
AND INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING/CALGARY, ALBERTA/APRIL 21, 2010

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	i
GENERAL INFORMATION	1
VOTING INFORMATION	1
VOTING	1
MATTERS TO BE VOTED ON	1
HOW TO VOTE – REGISTERED SHAREHOLDERS	2
Completing the Proxy Form – Registered Shareholders	2
Changing Your Vote – Registered Shareholders	3
HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS	3
Changing Your Vote – Non-Registered (or Beneficial) Shareholders	3
HOW THE VOTES ARE COUNTED	3
PURPOSES OF THE MEETING	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
Majority Voting	4
Nominees for Election	4
APPOINTMENT OF AUDITORS	10
AUDITORS' FEES	10
SPECIAL BUSINESS OF THE MEETING	11
AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN	11
Purpose of Rights Plan	11
Summary of Rights Plan	11
Term	11
Issue of Rights	11
Rights Exercise Privilege	11
Lock-Up Agreements	11
Certificates and Transferability	12
Permitted Bid Requirements	12
Waiver	12
Redemption	12
Amendment	12
Board	12
Exemption for Investment Managers	12
Proposed Amendments	12
AMENDMENTS TO BY-LAW NO. 1	13
STATEMENT OF EXECUTIVE COMPENSATION	14
COMPENSATION DISCUSSION AND ANALYSIS	14
Introduction	14
Our Performance in 2009	14
The Arrangement: Compensation Impacts	14
Compensation Philosophy and Objectives	14
Human Resources and Compensation Committee	15
Non-Binding Advisory Vote ("Say on Pay")	15
Our Compensation Program	15
Elements of Total Compensation	15
Market Data Comparisons and our Peer Group	16
Base Salary	17
Annual Incentive Program – High Performance Results Awards	18
Long-Term Incentive Program	23
Other Compensation	25
Retirement and Pension Arrangements	25
Performance Graph	26
Share Ownership Guidelines	26
Conclusion	27
SUMMARY COMPENSATION TABLE	28
OUTSTANDING OPTION-BASED AWARDS	29
PERFORMANCE-BASED OPTION AWARDS (VESTED & FORFEITED)	30
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	31
DEFINED BENEFIT PENSION TABLE	31
DEFINED CONTRIBUTION PENSION TABLE	32
TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS	33
DIRECTOR COMPENSATION	34
EQUITY COMPENSATION PLAN INFORMATION	37
EMPLOYEE STOCK OPTION PLAN	37
Administration	37
Common Shares Reserved	37
Grant of Options, Exercise Price, Vesting and Expiry	37
Performance Vesting Criteria	37
TSARs	37
Non-Assignable, No Rights as a Shareholder and Adjustments	37
Blackout Extension Period	38
Specific Amendment Provision	38
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	38
BOARD OF DIRECTORS	39
Independence	39
Majority Voting for Directors	39
Board Tenure	39
Board Meetings	39
Non-Encana Directorships	39
BOARD MANDATE	39
Supervision of Management	39
Encana's Strategic Plan	40
Risk Management	40
Communications	40
Expectations of Directors	40
Corporate Governance	40
POSITION DESCRIPTIONS	40
ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS	40
ETHICAL BUSINESS CONDUCT	41
NOMINATION OF DIRECTORS	41
COMPENSATION	41
AUDIT COMMITTEE	42
OTHER BOARD COMMITTEES	43
ASSESSMENTS OF THE BOARD	43
KEY GOVERNANCE DOCUMENTS	43
OTHER MATTERS	44
SHAREHOLDER PROPOSALS	44
ADDITIONAL INFORMATION	44
QUESTIONS AND OTHER ASSISTANCE	44
DIRECTORS' APPROVAL	44
APPENDIX A
SECONDARY COMPARATOR GROUP	A-1
APPENDIX B
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION/NON-GAAP MEASURES	B-1
APPENDIX C
BOARD OF DIRECTORS' MANDATE	C-1

ENCANA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING")

WHEN

Wednesday, April 21, 2010
2:00 p.m. (Calgary time)

WHERE

Calgary TELUS Convention Centre
Macleod Hall, Lower Level, South Building
120 - 9 Avenue S.E.
Calgary, Alberta, Canada

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.
to receive the Consolidated Financial Statements and the Auditors' Report for the year ended December 31, 2009;

2.
to elect directors;

3.
to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

4.
to consider and, if deemed appropriate, to pass an ordinary resolution approving the amendment and reconfirmation of the shareholder rights plan, as described in the accompanying Information Circular;

5.
to consider and, if deemed appropriate, to pass an ordinary resolution confirming the amendments to By-Law No. 1 of the Corporation, as described in the accompanying Information Circular; and

6.
to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation ("Common Shares") as at the close of business on Tuesday, March 9, 2010.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our transfer agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. ("Georgeson"), toll free in North America at 1-866-725-6576.

WEBCAST

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation

Jeffrey G. Paulson
Corporate Secretary

Calgary, Alberta
March 10, 2010

i

ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Meeting and any adjournment or postponement thereof. In this document, "we", "us", "our", "company", "Corporation" and "Encana" refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana.

We have also retained Georgeson to solicit proxies for us in Canada and the United States at a fee of approximately $45,000, plus out-of-pocket expenses.

All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson at 1-866-725-6576 (North American toll-free).

Unless otherwise stated, the information contained in this Information Circular is given as at February 28, 2010 and all dollar amounts are expressed in Canadian dollars, except for the dollar amounts contained in the "Statement of Executive Compensation", which are expressed in United States ("US") dollars, and except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.
by mail;

2.
by fax;

3.
by telephone;

4.
on the Internet; or

5.
by appointing another person to attend the Meeting and vote your Common Shares for you.

You may authorize the directors of Encana who are named on the proxy form to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), or other agents we appoint, must receive your completed proxy form by 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

You are a Registered Shareholder

You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate. Your proxy form tells you whether you are a Registered Shareholder.

You are a Non-Registered (or Beneficial) Shareholder

You are a Non-Registered (or Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your "Intermediary"). Most shareholders are Non-Registered (or Beneficial) Shareholders and for most of you, your proxy form tells you whether you are a Non-Registered (or Beneficial) Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered (or Beneficial) Shareholder, please contact CIBC Mellon:

CIBC MELLON TRUST COMPANY
600 The Dome Tower
333 - 7 Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

TELEPHONE

1-866-580-7145 (toll-free in North America)

1-416-643-5990 (from outside North America)

FAX

1-416-643-5501

INTERNET

www.cibcmellon.com

MATTERS TO BE VOTED ON

At the Meeting, shareholders will be voting on:

•
the election of directors;

•
the appointment of auditors and the authorization of the directors to fix their remuneration;

•
approval of the amendment and reconfirmation of the shareholder rights plan; and

•
confirmation of amendments to By-Law No. 1 as described in the accompanying Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

A.    IN PERSON

You do not need to complete or return your proxy form.

You should identify yourself to a CIBC Mellon representative before entering the Meeting to register your attendance at the Meeting.

B.    BY PROXY

1.     By mail

  •
  Complete, sign and date your proxy form and return it in the envelope provided.

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

2.     By fax

  •
  Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll free in Canada and the United States) or 1-416-368-2502 (outside Canada and the United States).

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

3.     By Telephone

  •
  Call 1-866-271-1207 (toll free in Canada and the United States) from a touch-tone phone and follow the voice instructions.

  •
  You will need your 13-digit control number which is noted on the back side of your proxy form.

  If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.     On the Internet

  •
  Go to www.eproxyvoting.com/encana and follow the instructions on screen.

  •
  You will need your 13-digit control number which is noted on the back side of your proxy form.

5.     By appointing another person as proxyholder to go to the Meeting and vote your Common Shares for you:

  •
  The proxyholder does not have to be a shareholder.

  •
  Strike out the two names that are printed on the proxy form and write the name of the person you are appointing as proxyholder in the space provided.

  •
  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

  •
  At the Meeting, he or she should register with a CIBC Mellon representative at the table identified as "Shareholder Registration".

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

Completing the Proxy Form – Registered Shareholders

You can choose to vote "For" or "Withhold Your Vote From":

•
the election of the persons nominated for election as directors; and

•
the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

You can choose to vote "For" or "Against":

•
the approval of the amendment and reconfirmation of the shareholder rights plan; and

•
the confirmation of amendments to By-Law No. 1 as described in the accompanying Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided by 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form, you authorize appointees David P. O'Brien and Randall K. Eresman, who are directors of Encana, to vote your Common Shares for you at the Meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast:

•
FOR the election of the persons nominated for election as directors;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the directors to set their remuneration;

•
FOR the approval of the amendment and reconfirmation of the shareholders rights plan; and

•
FOR the confirmation of amendments to By-Law No. 1 as described in the accompanying Information Circular.

Your proxyholder will also vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters identified in this Information Circular or that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are appointing someone else to vote your Common Shares for you at the Meeting, strike out the two names of the appointees and write the name of the person voting for you in the space provided. If you are completing your proxy on the Internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy form, please contact Georgeson, our proxy solicitation agent, at:

  Georgeson Shareholder Communications Canada Inc.

  Toll-free in North America: 1-866-725-6576

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy by:

•
completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to CIBC Mellon so that it is received before 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

•
voting again by telephone or on the Internet before 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

•
voting in person at the Meeting;

•
sending a notice of revocation in writing from you or your authorized attorney to our Corporate Secretary at 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5 so that it is received before the close of business (Calgary time) on April 20, 2010 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting;

•
giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•
in any other manner permitted by law.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.    IN PERSON

  •
  We do not have access to the names or holdings of our Non-Registered (or Beneficial) Shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form which you receive from your Intermediary and submitting it as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be received by CIBC Mellon by 2:00 p.m. (Calgary time) on April 19, 2010 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

  •
  Prior to the Meeting you should identify yourself to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

B.    BY PROXY

  •
  Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

  •
  In most cases, you will receive from your Intermediary a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet or by mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

  •
  Alternatively, you may receive from your Intermediary a voting instruction form which:

  –
  is to be completed and returned, as directed in the instructions provided; or

  –
  has been pre-authorized by your nominee indicating the number of Common Shares to be voted, which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

Changing Your Vote – Non-Registered (or Beneficial) Shareholders

You may change your voting instructions given to an Intermediary by notifying such Intermediary in accordance with the Intermediary's instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 9, 2010 on all matters proposed to come before the Meeting. As of February 28, 2010, there are 748,910,411 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of Encana to make sure that the votes of individual shareholders are confidential. CIBC Mellon refers proxy forms to Encana only when:

•
it is clear that a shareholder wants to communicate with management;

•
the validity of the proxy is in question; or

•
the law requires it.

As at February 28, 2010, to the knowledge of the directors and officers of Encana, no person or company beneficially owns or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares.

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2009 and the Auditors' Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditors' Report thereon and Management's Discussion and Analysis are contained in the 2009 Annual Report, which is mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it. The 2009 Annual Report can also be found on our website www.encana.com.

ELECTION OF DIRECTORS

Encana's Articles provide that the minimum number of directors shall be 8 and the maximum number shall be 17. There are currently 9 directors. The board of directors of Encana (the "Board" or the "Board of Directors") has set the number of directors to be elected at the Meeting at 11. At the Meeting, shareholders will be asked to elect as directors the 11 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. With the exception of Suzanne P. Nimocks, Fred J. Fowler, Peter A. Dea and Bruce G. Waterman, all of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 22, 2009 and remained the directors of Encana after completion on November 30, 2009 of the arrangement (the "Arrangement") described in Encana's Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. dated October 20, 2009 (the "Arrangement Circular").

See "Information Concerning Encana Post-Arrangement-Directors and Executive Officers" in the Arrangement Circular which is available on our website www.encana.com.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving any resignation. The Board may fill the vacancy in accordance with Encana's By-Laws and applicable corporate laws.

Nominees for Election

The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2009, the date on which each became a director of Encana or a predecessor company of Encana, the present occupations and brief biographies of such persons, and the number of securities of Encana beneficially owned, or controlled or directed, directly or indirectly, by each nominee and the number of deferred share units held as at February 28, 2010 and February 28, 2009.

Peter A. Dea Age: 56 Denver, Colorado, U.S.A. New Nominee Independent	Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (private oil and gas company) since May 2007. From November 2001 through August 2006 he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (public natural gas company). He joined Barrett Resources Corporation (public natural gas company) in November 1993 and served as Chief Executive Officer and director from November 1999 and Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Corporation (public oil & gas company). In the not-for-profit sector, he serves as Chairman of the Board for the Denver Museum of Nature and Science and on the boards of Western State College of Colorado and Alliance for Choice in Education.

He holds a Bachelor of Science (Western State College), a Masters of Science (University of Montana) both in geology and a certified Professional Geologist (Wyoming) designation.

2009 Board/Committee Memberships				Attendance at Meetings during 2009

Board of Directors				Not Applicable
Committees				Not Applicable

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	135 n/a	n/a n/a	$4,656 n/a	$90,000

Randall K. Eresman Age: 51 Calgary, Alberta, Canada Director since 2006 Not Independent	Mr. Eresman became President & Chief Executive Officer of Encana on January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the Corporation's Onshore North America Division and, in December 2002, he was appointed Encana's Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President of AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999. In the not-for-profit sector, Mr. Eresman is a member of the Canadian Council of Chief Executives.

He received his technical education from the Northern Alberta Institute of Technology in Edmonton, Alberta and holds a Bachelor of Science (University of Wyoming) in petroleum engineering.

2009 Board/Committee Memberships(6)(7)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Pre-Arrangement Committee Memberships GasCo Committee(5)			–	–

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(1)(8)	DSUs(2)(9)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	88,523 107,025	165,231 83,187	$8,751,975 $9,548,642	$90,000

Claire S. Farley Age: 51 Houston, Texas, U.S.A. Director since 2008 Independent	Ms. Farley has been an Advisory Director of Jefferies Randall & Dewey (global oil and gas energy industry advisor) since August 2008 and is also a director of FMC Technologies, Inc. (global oil and gas equipment and service company). She was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was also a Managing Partner of Castex Energy Partners (private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley has extensive expertise in oil and gas exploration operations, business development and marketing having spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).

She holds a Bachelor of Science in geology (Emory University).

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Audit Committee			1 of 1	100%
Corporate Responsibility, Environment, Health & Safety Committee			1 of 1	100%
Reserves Committee (Chair)			1 of 1	100%
Pre-Arrangement Committee Memberships Corporate Responsibility, Environment, Health & Safety Committee			2 of 2	100%
GasCo Committee(5)			–	–
Reserves Committee (Chair)			3 of 3	100%

Other Public Company Board Memberships

FMC Technologies, Inc.

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	0 0	30,056 10,097	$1,036,631 $506,869	$90,000

Fred J. Fowler Age: 63 Houston, Texas, U.S.A. Director since 2010 Independent	Mr. Fowler is a Corporate Director who joined the Encana Board effective February 1, 2010. He has been Chairman of Spectra Energy Partners, LP (a public entity) since October 2008. He was President & Chief Executive Officer of Spectra Energy Corp. (natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (public oil and gas company), including President and Chief Operating Officer from November 2002 to April 2006.

He holds a Bachelor of Finance (Oklahoma State University).

2009 Board/Committee Memberships				Attendance at Meetings during 2009

Board of Directors				Not Applicable
Committees				Not Applicable

Other Public Company Board Memberships

Spectra Energy Partners, LP

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	1,000 n/a	10,000 n/a	$379,390 n/a	$90,000

Barry W. Harrison Age: 69 Calgary, Alberta, Canada Director since 1996 Independent	Mr. Harrison is a Corporate Director and an independent businessman. He is a director and President of Eastgate Minerals Ltd. (private oil and gas company). He is also Chairman and a director of The Wawanesa Mutual Insurance Company (Canadian property and casualty insurer) and of its related companies, The Wawanesa Life Insurance Company and the U.S. subsidiary, Wawanesa General Insurance Company, headquartered in California.

He holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia).

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Audit Committee			1 of 1	100%
Human Resources and Compensation Committee (Chair)			1 of 1	100%
Nominating and Corporate Governance Committee			1 of 1	100%
Pre-Arrangement Committee Memberships Audit Committee (Chair)			6 of 6	100%
GasCo Committee(5)			–	–
Nominating and Corporate Governance Committee			3 of 3	100%

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	6,434 6,434	88,796 39,670	$3,284,483 $2,314,421	$90,000

Suzanne P. Nimocks Age: 50 Houston, Texas, U.S.A. Director since 2010 Independent	Ms. Nimocks joined the Encana Board effective January 1, 2010 as a Corporate Director. She was a director (senior partner) with McKinsey & Company (global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm's Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm's worldwide personnel committees for many years and as the Houston Office Manager for eight years. In the not-for-profit sector, she serves on the Board of the St. John's School in Houston.

She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business.

2009 Board/Committee Memberships				Attendance at Meetings during 2009

Board of Directors				Not Applicable
Committees				Not Applicable

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	0 n/a	10,000 n/a	$344,900 n/a	$90,000

David P. O'Brien, O.C. Age: 68 Calgary, Alberta, Canada Director since 1990 Independent	Mr. O'Brien is Chairman of the Board of Encana and Chairman of the Board of Royal Bank of Canada. He is a director of Molson Coors Brewing Company (global brewing company), TransCanada Corporation (pipeline and energy services) and Enerplus Resources Fund (public energy trust). He is also a director of other private energy-related companies. Previously, he was Chairman of the Board since 1990 and Interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels and transportation) from May 1996 to October 2001. In the not-for-profit sector, he is a director of the C.D. Howe Institute and Chancellor of Concordia University and is a member of the Science, Technology and Innovation Council of Canada.

He holds a Bachelor of Civil Law (McGill University), a Bachelor of Arts in Honours Economics (Loyola College), an Honourary Doctorate of Civil Law (Bishops University) and an Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal College). Mr. O'Brien was appointed an Officer to the Order of Canada in December 2008.

2009 Board/Committee Memberships(6)(10)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Nominating and Corporate Governance Committee (Chair)			1 of 1	100%
Pre-Arrangement Committee Memberships GasCo Committee (Chair)(5)			–	–
Nominating and Corporate Governance Committee (Chair)			3 of 3	100%

Other Public Company Board Memberships

Enerplus Resources Fund
Molson Coors Brewing Company
Royal Bank of Canada
TransCanada Corporation

Securities Held

Year	Common Shares(1)(11)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	35,722 20,722	105,375 46,585	$4,866,436 $3,378,811	$840,000

Jane L. Peverett Age: 51 West Vancouver, British Columbia, Canada Director since 2003 Independent	Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (natural gas distribution in the U.S.), Canadian Imperial Bank of Commerce and British Columbia Ferry Services Inc., as well as being appointed to the Board of the B.C. Ferry Authority. She is also a director of Associated Electric & Gas Insurance Services Limited (mutual insurance company). Ms. Peverett was President and Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited from April 2002 to May 2003, President and Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000. In the not-for-profit sector, she is a Cabinet Member of the United Way of Vancouver and a Fellow of the Society of Management Accountants (FCMA).

She holds a Bachelor of Commerce (McMaster University), a Master of Business Administration (Queen's University), a Canadian Security Analyst Certificate and a Certified Management Accountant designation.

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Audit Committee (Chair)			1 of 1	100%
Nominating and Corporate Governance Committee			1 of 1	100%
Reserves Committee			1 of 1	100%
Pre-Arrangement Committee Memberships Audit Committee			6 of 6	100%
GasCo Committee(5)			–	–
Human Resources and Compensation Committee			3 of 3	100%

Other Public Company Board Memberships

Canadian Imperial Bank of Commerce
Northwest Natural Gas Company

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	0 0	82,387 36,444	$2,841,528 $1,829,489	$90,000

Allan P. Sawin Age: 54 Edmonton, Alberta, Canada Director since 2007 Independent	Mr. Sawin is President of Bear Investments Inc. (private investment company). From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada). He is also a director of a number of private companies. In the not-for-profit sector, he serves as a director and Treasurer of the Edmonton Eskimo Football Club.

He holds a Bachelor of Commerce (University of Alberta) and a Chartered Accountant designation (Alberta).

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Audit Committee			1 of 1	100%
Corporate Responsibility, Environment, Health & Safety Committee			1 of 1	100%
Human Resources and Compensation Committee			1 of 1	100%
Pre-Arrangement Committee Memberships Audit Committee			6 of 6	100%
GasCo Committee(5)			–	–
Human Resources and Compensation Committee			3 of 3	100%

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	10,054 10,054	44,050 16,130	$1,866,047 $1,314,437	$90,000

Bruce G. Waterman Age: 59 Calgary, Alberta, Canada New Nominee Independent	Mr. Waterman has been Senior Vice President, Finance & Chief Financial Officer of Agrium Inc. (public agricultural supply company) since April 2000. He is also a director of OPTI Canada Inc. (oilsands development and upgrading company). He was Vice President and Chief Financial Officer of Talisman Energy Inc. (public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting. Mr. Waterman has a long-standing involvement with the United Way of Calgary and Area and currently is Co-Chair of the General Oil and Gas Division.

He holds a Bachelor of Commerce (Honours) (Queen's University) and a Chartered Accountant designation. In 2008, Mr. Waterman was named Canada's CFO of the Year™ by the sponsors Financial Executives International (FEI) Canada, PricewaterhouseCoopers LLP and the Caldwell Partners International.

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors				Not Applicable
Committees				Not Applicable

Other Public Company Board Memberships

OPTI Canada Inc.

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	10,000 n/a	n/a n/a	$344,900 n/a	$90,000

Clayton H. Woitas Age: 61 Calgary, Alberta, Canada Director since 2008 Independent	Mr. Woitas is Chairman and Chief Executive Officer of Range Royalty Management Ltd. (private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of NuVista Energy Ltd. (public oil and gas company) and Enerplus Resources Fund (public energy trust). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President and Chief Executive Officer of Renaissance Energy Ltd. (public company focused on the Western Canadian energy sector).

He holds a Bachelor of Science in Civil Engineering (University of Alberta).

2009 Board/Committee Memberships(6)				Attendance at Meetings during 2009

Board of Directors			8 of 8	100%
Post-Arrangement Committee Memberships Corporate Responsibility, Environment, Health & Safety Committee (Chair)			1 of 1	100%
Human Resources and Compensation Committee			1 of 1	100%
Reserves Committee			1 of 1	100%
Pre-Arrangement Committee Memberships Corporate Responsibility, Environment, Health & Safety Committee (Chair)			2 of 2	100%
GasCo Committee(5)			–	–
Reserves Committee			3 of 3	100%

Other Public Company Board Memberships

Enerplus Resources Fund
NuVista Energy Ltd.

Securities Held

Year	Common Shares(1)	DSUs(2)	Total Market Value of Common Shares and DSUs(3)	Minimum Required(4)

2010 2009	40,000 20,000	30,107 10,123	$2,417,990 $1,512,175	$90,000

(1)
The information as to Common Shares has been furnished by each of the nominees as of February 28, 2010 and February 28, 2009.

(2)
The information as to the deferred share units ("DSUs") held by directors is as of February 28, 2010 and February 28, 2009. For more detailed information relating to the DSUs held by the directors, see "Statement of Executive Compensation – Director Compensation".

(3)
The "Total Market Value of Common Shares and DSUs" is expressed in Canadian dollars and was determined by multiplying the number of Common Shares and DSUs held by each nominee as of February 28, 2010 in respect of 2010 and as of February 28, 2009 in respect of 2009 by the closing price of the Common Shares on the Toronto Stock Exchange on each such date (C$34.49 and C$50.20, respectively), but excludes the value of unexercised options referenced in Notes (8) and (11).

(4)
In 2004, Encana adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director, to purchase Common Shares or hold DSUs in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual retainer received by a director or the Chair of the Board in such capacity. See "Statement of Executive Compensation – Director Compensation". The Minimum Required amount is expressed in Canadian dollars.

(5)
On June 4, 2008, the Board of Directors created the GasCo and Cenovus Committees which were charged with the oversight of strategic planning, governance and other matters related to the Arrangement. On April 21, 2009, the GasCo and Cenovus Committees were disbanded. Each of David P. O'Brien, Randall K. Eresman, Claire S. Farley, Barry W. Harrison, Jane L. Peverett, Allan P. Sawin and Clayton H. Woitas were members of the GasCo Committee, which held no meetings during 2009.

(6)
Upon completion of the Arrangement on November 30, 2009, Encana's Board of Directors was reduced from 13 members to seven members and each of the Committees of the Board of Directors was reconstituted. References to Post-Arrangement Committee Memberships held by Directors in this Information Circular refer to the period November 30, 2009 – December 31, 2009, and references to Pre-Arrangement Committee Memberships refer to the period January 1, 2009 – November 29, 2009.

(7)
As an officer of Encana and a non-independent director, Mr. Eresman is not a member of any Board Committees, except prior to the Arrangement he was a member of the GasCo and Cenovus Committees.

(8)
See "Statement of Executive Compensation" for detailed information relating to Common Share option awards granted to Mr. Eresman as an officer of Encana.

(9)
A portion of the DSUs held by Mr. Eresman were granted on December 18, 2002 pursuant to an individual grant of DSUs under the Deferred Share Unit Plan for Employees ("DSU Plan"), which vested equally on April 17, 2003, 2004 and 2005. Another portion of the DSUs were issued under the DSU Plan upon the conversion of 50 percent of Mr. Eresman's 2008 High Performance Results Award into DSUs. For more detailed information relating to the DSU Plan, see "Statement of Executive Compensation – Compensation Discussion and Analysis – Retirement and Pension Arrangements – Deferred Compensation Arrangements".

(10)
In addition to being a member of the Nominating and Corporate Governance Committee, Mr. O'Brien is an ex officio non-voting member of all other Board committees. As an ex officio non-voting member, Mr. O'Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

(11)
In addition to the Common Shares shown to be held by Mr. O'Brien, the following table summarizes all option-based awards granted to Mr. O'Brien and outstanding as at December 31, 2009:

Name	Number of securities underlying unexercised options	Grant Date	Option Exercise Price C$	Option Expiration Date	Value of unexercised in-the-money options* US$

David P. O' Brien	15,000	Feb. 7, 2000	6.10	Feb. 7, 2010	401,453.33

*    The value of unexercised in-the-money options is based on the December 31, 2009 closing price of the Common Shares of C$34.11 on the Toronto Stock Exchange and has been converted from Canadian dollars to US dollars for this footnote using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

  All option-based awards granted to Mr. O'Brien, as indicated above, were exercised subsequent to December 31, 2009 and the resulting Common Shares are included in the Common Share total indicated for Mr. O'Brien on page 7 for the year 2010.

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years in respect of Encana's nominees for election as directors and corporations of which such persons served as directors, please see the section entitled "Directors and Officers" contained in our Annual Information Form dated February 18, 2010, which is incorporated by reference into this Information Circular.

As of February 28, 2010, the number of Common Shares held beneficially by Encana directors and executive officers, Common Shares held by employees under Encana's savings plans, together with the total number of Common Shares under option, amount to approximately 42.8 million Common Shares, representing approximately 5.4 percent of the voting shares of Encana on a diluted basis. In addition, directors, executive officers and employees held 773,880 deferred share units.

Encana's management has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy holder in accordance with their best judgment.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Encana to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP, or its predecessor, has been the auditors of Encana for more than six consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

AUDITORS' FEES

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2009 and 2008:

	2009	2008
	(C$ thousands)
Audit Fees(1)	3,963	4,060
Audit-Related Fees(2)	1,076	1,053
Tax Fees(3)	569	1,408
All Other Fees(4)	5	5

TOTAL	5,613	6,526

(1)
Audit fees consist of fees for the audit of Encana's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Encana's financial statements and are not reported as Audit Fees. During fiscal 2009 and 2008, the services provided in this category included an audit and reviews of Cenovus Energy Inc.'s carve-out consolidated financial statements and related documents, reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure and the review of Corporate Responsibility Report.

(3)
Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2009 and 2008, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)
During fiscal 2009 and 2008, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by Encana's internal audit group.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2008 or 2009.

SPECIAL BUSINESS OF THE MEETING

AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

PanCanadian Energy Corporation (as Encana was then named) adopted a shareholder rights plan effective July 30, 2001 (the "Rights Plan"). The Rights Plan was amended and restated as of September 13, 2001, and was approved by the shareholders of PanCanadian Energy Corporation at a special meeting of shareholders held on September 26, 2001. The Rights Plan was amended and restated as of April 28, 2004, and was approved by the shareholders of Encana at a special meeting of shareholders held on April 28, 2004, as required by the Toronto Stock Exchange (the "TSX"). The Rights Plan, pursuant to its term, was reconfirmed and approved at an annual and special meeting of shareholders held on April 25, 2007.

Holders of Common Shares will be asked at the Meeting to consider and, if deemed appropriate, to approve an ordinary resolution, the text of which is set forth below (the "Rights Plan Resolution"), to amend and reconfirm the Rights Plan. For the Rights Plan to continue in effect after the Meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the Meeting. "Independent Shareholders" is defined in the Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Encana unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted. As of the date hereof, Encana is not aware of any holder of Common Shares that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the Rights Plan Resolution is not passed, the Rights Plan will terminate on April 21, 2010.

Purpose of Rights Plan

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for Encana and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. An Encana shareholder or any other interested party may obtain a copy of the agreement governing the Rights Plan as proposed to be amended by contacting the Corporate Secretary of Encana at (403) 645-2000 or by fax at (403) 645-4617 or by accessing it on the Corporation's website www.encana.com.

The terms of the Rights Plan are proposed to be amended to extend the term until the third annual meeting after this annual meeting if not reconfirmed by shareholders at that time, and for successive three year terms on the same basis thereafter as well as to include certain other non-substantive amendments to update the Rights Plan to reflect changes in Encana's structure since the Rights Plan was initially adopted and amendments consistent with the terms of plans now in place in many other Canadian public companies.

Term

The Rights Plan is subject to the shareholders reconfirming such plan by a majority vote at every third annual meeting of Encana. On this basis, the Rights Plan is being presented at the Meeting for amendment and reconfirmation and will expire if the amendment and reconfirmation is not approved at the Meeting. If any such approval is not obtained, the Rights Plan will then cease to have effect.

Issue of Rights

On the effective date of the Rights Plan, one right ("Right") was issued and attached to each Common Share and will attach to each Common Share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any Acquiring Person of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Encana on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7 percent. The definition of "Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of 2 1/2 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

• the take-over bid must be made by way of a take-over bid circular;

• the take-over bid must be made to all holders of Common Shares;

• the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the take-over bid and not withdrawn; and

• if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of Common Shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Encana. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

A copy of the Rights Plan as proposed to be amended may be obtained by contacting the Corporate Secretary of Encana at (403) 645-2000 or by fax at (403) 645-4617 or by accessing it on the Corporation's website www.encana.com.

The proposed amendments to the Rights Plan will include:

• extending the term, on an "evergreen" basis, for successive three year terms following shareholder reconfirmation of the Rights Plan at every third annual shareholders meeting;

• deleting references to PanCanadian Energy Corporation and the Arrangement Agreement dated as of July 30, 2001, which references are no longer relevant;

• deleting all references to "Convertible Right" and "Convertible Shares" and amending all provisions in the Rights Plan relating to the said terms since Encana has no existing convertible right or convertible shares;

• amending the definition of "Exercise Price" such that it will vary with the market price of the Common Shares on the TSX until the Separation Time;

• amending the definition of "Lock-up Agreement" to require that lock-up agreements be publicly disclosed;

• amending the definition of "Stock Acquisition Date" to allow the Board to determine, whenever appropriate, a later time for the deemed occurrences of said event;

• amending the obligation of the Rights Agent in respect of making any payments in lieu of issuing fraction of Rights or Common Shares pursuant to the Rights Plan for the same to arise only after the Corporation has provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be; and

• certain other non-substantive amendments to permit greater clarity and consistency.

The Board has determined that the proposed amendments to and restatement of the Rights Plan are in the best interests of the Corporation and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the Rights Plan Resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the Rights Plan Resolution. The text of the Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES that:

1.     The Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan") dated as of April 28, 2004 between Encana Corporation and CIBC Mellon Trust Company, be amended and restated as described in the Information Circular of the Corporation dated February 28, 2010.

2.     The making on or prior to April 21, 2010 of any revisions to the Rights Plan as may be required by the Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved.

3.     The Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, be and it is hereby reconfirmed and approved.

4.     Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the "Instruments") and do, or cause to be done, all such other acts and things (herein "Acts") as may be necessary for the purpose of giving effect to the foregoing resolution or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by this resolution shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized."

AMENDMENTS TO BY-LAW NO. 1

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution confirming the following amendments to By-Law No. 1 of the Corporation. By-Law No. 1 sets forth the general rules with respect to the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the borrowing powers of the Board, the formalities associated with meetings of the Board, the formalities associated with shareholder meetings, the appointment of officers, the division of the business and operations of the Corporation into divisions and units, the indemnification of directors and officers, the payment of dividends, and communications between the Corporation and shareholders.

The amendments to By-Law No. 1 are being proposed to be more responsive to the business needs of the Corporation. Following are the proposed amendments to By-Law No. 1:

• including the "Treasurer" among the officers of the Corporation who may be delegated by the Board of Directors the powers set out in Section 3.01 (Borrowing Power) of By-Law No. 1; and

• including the authority of the Corporation to pay dividends to shareholders by electronic means as an additional mode of paying dividends in Section 10.02 (Dividend Cheques) of By-Law No. 1.

Shareholders who would like to receive a copy of the previous By-Law No. 1 as in effect prior to February 10, 2010 and as proposed to be amended should contact the Corporate Secretary of Encana at (403) 645-2000 or by fax at (403) 645-4617 or by accessing it on the Corporation's website (www.encana.com).

The Board has determined that the proposed amendments to By-Law No. 1 are in the best interests of the Corporation and its shareholders. Pursuant to the Canada Business Corporations Act, the Board has adopted the above-mentioned amendments to By-Law No. 1 and is required to submit same to Encana's shareholders at this Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of the ordinary resolution set out below. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the ordinary resolution. The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES that the amendments to By-Law No. 1 of the Corporation enacted by the Board of Directors at its meeting on February 10, 2010 and as described in the Information Circular of the Corporation dated February 28, 2010 are hereby confirmed."

STATEMENT OF EXECUTIVE COMPENSATION

We are required to report all amounts in this Statement of Executive Compensation in the same currency we use for our financial reporting, which is U.S. dollars. We have converted amounts originally paid in Canadian dollars to U.S. dollars using an exchange rate of C$1.00 = US$0.8757 (unless otherwise stated), the average exchange rate from Canadian dollars to U.S. dollars over the period from January 1, 2009 to December 31, 2009 based on the daily noon buying rate published by the Bank of Canada.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Encana depends on the performance of experienced and committed executive officers to provide the superior leadership necessary to manage our business effectively and in the best interests of our shareholders. Our executive compensation program is therefore designed to attract, motivate, reward and retain our executive officers, encourage exceptional short-term and long-term performance, and align the interests of our executive officers with those of our shareholders.

As a leading North American energy company, we strive to be a trusted contributor in the communities where we work and live. For 2009, until completion of the Arrangement, our strategic focus was on oil and gas resource plays, which are large continuous accumulations of hydrocarbons capable of delivering steady, reliable production growth for decades.

To further sharpen this focus, and to enhance long-term value for our shareholders, on November 30, 2009, Encana completed the Arrangement to create two highly focused and independent publicly traded energy companies: Cenovus Energy Inc. ("Cenovus"), an integrated oil company, and Encana, a pure play natural gas company focused on leading the development of unconventional natural gas reservoirs in North America.

Encana's enhanced strategic focus, combined with the ingenuity, technical leadership and enthusiasm of our employees across Canada and the United States, are essential to deliver on our goal of providing clean, affordable energy to communities and businesses across North America.

Our Performance in 2009

In 2009, Encana successfully navigated the most significant economic crisis since its inception, achieving outstanding operational and consolidated results, and placing itself in a strong position for the future.

Outstanding operational results were demonstrated through the achievement of key deliverables for the year and the effective implementation of key strategic measures, including the use of production capacity reductions to address low natural gas prices. Outstanding operational performance was further demonstrated through effective implementation of technology and the realization of efficiencies in key resource plays, as well as a company-wide initiative (known as the "10% Challenge" initiative) to reduce overall capital, operating, and general and administrative ("G&A") costs by 10 percent for the year. The 10% Challenge target was significantly exceeded in 2009. Our profitability and financial performance was positively impacted by our hedging program.

Encana also demonstrated outstanding performance in its execution of key corporate and strategic initiatives in 2009, including net divestitures of non-core North American oil and gas assets in excess of $900 million, as well as successful completion of the Arrangement, despite an extremely compressed timeframe and considerable organizational change.

The Arrangement: Compensation Impacts

Upon completion of the Arrangement, approximately 2,200 of Encana's approximately 6,000 employees, including our former Executive Vice-President & Chief Financial Officer, Brian C. Ferguson, became employees of Cenovus.

As part of the Arrangement, certain compensation-related obligations in respect of these transferred employees, including Mr. Ferguson, were assumed by Cenovus. These included the obligation: (i) to pay, in 2010, to the transferred employees accrued bonuses from 2009; and (ii) to pay and fund from a new Cenovus pension plan, pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Also as part of the Arrangement, Encana stock options previously granted to employees (including our executive officers) under our Employee Stock Option Plan ("ESOP") were exchanged for an Encana Replacement Option and a Cenovus Replacement Option, each with associated Tandem Share Appreciation Rights ("TSARs").

Employees of our U.S. subsidiaries similarly exchanged Encana stock appreciation rights ("SARs") previously granted to them under our Employee Stock Appreciation Rights ("ESAR") Plan for an Encana Replacement SAR and a Cenovus Replacement SAR.

The Arrangement did not result in the acceleration of vesting of any stock options or associated TSARs (including Replacement Options) held by our employees or executive officers under our ESOP, nor result in any accelerated vesting of SARs (including Replacement SARs) held by our U.S. employees.

The Arrangement also did not trigger any severance or other payments or obligations under any change in control agreements held by our executive officers.

Compensation Philosophy and Objectives

Encana's compensation philosophy is based upon the following key objectives:

•
We aim to be an employer of choice in each of the regions in which we operate and compete for top talent.

•
Our compensation is results-oriented and includes competitive salaries, benefits, annual incentive awards and long-term incentives as well as pension, investment and other retirement benefits.

•
We use a total compensation framework to reward our employees and our executive officers which incorporates clear differentiation of pay based on individual, team and corporate performance.

•
Our total compensation is designed to be competitive and to position the compensation of our employees and our executive officers in the top quartile of our peers for outstanding performance. Similarly, lesser performance delivers lower total compensation through the resulting impact on the performance-based elements of our annual incentive awards and long-term incentive plans.

•
Due to the cyclical nature of our industry and business, the total compensation of our employees, including our executive officers, may be influenced upwards or downwards by the movement of commodity prices. We ensure we fully understand the impact of these influences through detailed testing of the compensation of our executive officers (both forward and backward looking) to identify and assess various potential performance outcomes.

Encana also participates in annual compensation surveys conducted by external consultants to enable us to benchmark all aspects of our compensation against other oil and gas companies in Canada and the United States. We use this information to ensure that we remain competitive and are compensating our employees, including our executive officers, consistent with the marketplace for their skills and contributions.

Human Resources and Compensation Committee

Encana's compensation program is administered and overseen by the Human Resources and Compensation Committee (the "HRC Committee") of our Board of Directors (the "Board"). The responsibilities of the HRC Committee are set out in its written mandate and include the following:

•
Approve and report to the Board our compensation philosophy.

•
Review and make recommendations to the Board regarding the compensation of our President & Chief Executive Officer.

•
Approve and report to the Board the compensation of our other executive officers.

•
Authorize grants of long-term incentives to our employees, including our executive officers, and recommend to the Board for its approval, long-term incentive grants to our President & Chief Executive Officer. Grants are made in accordance with our ESOP, our ESAR Plan and (where applicable) our Performance Share Unit Plan ("PSU Plan"). These plans were approved by our Board and, in the case of our ESOP, approved by our shareholders.

•
Review and monitor annually the design and effectiveness of our compensation program for all Encana employees.

•
Review and recommend to the Board succession planning for our executive officers.

•
Review and report to the Board on executive share ownership.

•
Review, approve and, where necessary, recommend to the Board for approval, pension and investment plan matters.

The HRC Committee receives reports from Encana's external compensation advisor, Towers Watson, on the competitiveness of the compensation of our executive officers and on the effectiveness of our compensation program as a whole. More specifically, Towers Watson provides information as follows:

•
Competitive analysis of the base salaries, annual incentive awards and long-term incentive awards of our executive officers.

•
Updates on trends and best practices in respect of other human resources matters (including compensation programs) through compensation and workforce surveys and other research methods.

•
General comments and advice regarding the design of our compensation programs, including our annual incentive program and long-term incentive programs.

•
Advice and analysis in respect of pension matters, including acting as Encana's actuary and consultant for our Canadian pension plans, and as asset management consultant for our Canadian pension and investment plans.

To assist the HRC Committee in discharging its responsibilities, the HRC Committee separately and directly retains the services of Meridian Compensation Partners LLC ("Meridian") (formerly Hewitt Associates) to provide independent advice and perspective regarding the compensation of our executive officers, compensation practices and design, as well as market trends. More specifically, Meridian provides independent advice and information to the HRC Committee as follows:

•
Comments on the advice and information received from Towers Watson and other materials provided to the HRC Committee concerning our compensation programs, including the compensation of our executive officers.

•
Comments and advises on management's recommendations and other materials provided to the HRC Committee.

•
Identifies regulatory or governance matters relative to the execution of the HRC Committee's mandate.

The HRC Committee does not rely exclusively on advice and information provided by compensation consultants. Decisions made by the HRC Committee are the responsibility of the HRC Committee and may reflect factors and considerations other than information and recommendations provided by compensation consultants or by management.

Non-Binding Advisory Vote ("Say on Pay")

As part of Encana's ongoing commitment to strong corporate governance practices, on February 10, 2010, the Board approved a plan to include a non-binding advisory vote by shareholders on executive compensation ("say on pay") at its annual general meeting planned for April of 2011. This vote will give Encana's shareholders an opportunity to provide feedback to the Board on our approach to executive compensation.

Our Compensation Program

Our compensation program provides a strong link between performance results and rewards. More specifically, our incentive programs encourage the achievement of identified performance criteria and reward demonstrated individual, team and corporate results. By design, our compensation programs are intended to align our goals with Encana's strategic direction and with the interests of our shareholders.

While this Compensation Discussion and Analysis specifically addresses executive compensation, we believe in generally providing the same elements of compensation and types of incentives to our employees, regardless of their level, from our President & Chief Executive Officer to our full-time entry level employees.

Elements of Total Compensation

The following Compensation Elements Table outlines the key components of our compensation program and what each element is designed to reward. While we may implement special, one-time programs in exceptional circumstances, they are not part of our regular compensation program.

Compensation Elements Table

Compensation Element	Objective and Rationale	What the Element Rewards

Base Salary	Provide a competitive (approximately median) level of base pay to support attraction and retention, while also having regard to internal equity.	Experience, expertise, knowledge and scope of responsibilities.

Annual Incentive Program, which we call our "High Performance Results Awards Program"	Reward annual performance and results achieved by the executive officer, his or her team and Encana as a whole, at a level competitive with market practice, and commensurate with individual and organizational performance.	Achievement of annual company objectives and individual performance goals.

Long-term Incentive Program	Reward achievement of long-term performance, assist with retention, and align the long-term interests of our executive officers with those of our shareholders through required share ownership levels. We provide long-term incentives ("LTIs") through stock options (with associated TSARs) in Canada and stand-alone SARs in the U.S. Our LTI program contains a strong performance element, as the vesting of two-thirds of our current LTI grants are conditional upon the company's achievement of specific performance criteria, based on a key industry metric, Recycle Ratio.	Sustained performance results, share price increases and achievement of specific measures.

Other Compensation	Provide a competitive total compensation package that includes benefits and perquisites at a level consistent with market practice.	Experience, expertise and scope of responsibilities.

Pension and Other Retirement Benefits	Provide a retirement program to facilitate long-term financial security, and to support retention of our executive officers, with a value that is consistent with market practice.	Experience, expertise and service/retention.

We use the term "Total Compensation" to refer to all of the above elements. Where we use the term "Total Direct Compensation", we are referring to Total Compensation (which includes base salary and our annual incentive and long-term incentive programs), excluding pension, other retirement benefits and other compensation.

We use the term "CEO" to refer to our President & Chief Executive Officer and the term "Named Executive Officers" or "NEOs" to refer collectively to our current Chief Financial Officer and other three most highly compensated executive officers for 2009. We use the term "Former NEO" to refer to our former Executive Vice-President & Chief Financial Officer, Brian C. Ferguson.

For 2009, we will be reporting information for our CEO and our NEOs as follows:

  Randall K. Eresman
  President & Chief Executive Officer

  Sherri A. Brillon(1)
  Executive Vice-President & Chief Financial Officer

  Michael M. Graham
  Executive Vice-President (President, Canadian Division)

  R. William Oliver(2)
  Executive Vice-President & Chief Corporate Officer

  Jeff E. Wojahn
  Executive Vice-President (President, USA Division)

(1)
Ms. Brillon was appointed Executive Vice-President & Chief Financial Officer effective November 30, 2009. Prior to her appointment, she served as Executive Vice-President, Strategic Planning and Portfolio Management.
(2)
Mr. Oliver was appointed Executive Vice-President & Chief Corporate Officer effective November 30, 2009. Prior to his appointment, he served as Executive Vice-President, Business Development, Canadian Gas Marketing and Power.

We will also be reporting information for one Former NEO:

  Brian C. Ferguson(3)
  (Former) Executive Vice-President & Chief Financial Officer

Market Data Comparisons and our Peer Group

For the most recent compensation review conducted for our CEO and NEOs, we have identified a primary peer group comprised of 16 North American oil and gas companies of similar size and complexity to Encana, taking into consideration enterprise value, market capitalization and revenue (our "Peer Group"):

•
Anadarko Petroleum Corporation
•
Apache Corporation
•
Canadian Natural Resources Limited
•
Chesapeake Energy Corporation
•
Devon Energy Corporation
•
EOG Resources, Inc.
•
Hess Corporation
•
Husky Energy Inc.
•
Imperial Oil Limited
•
Marathon Oil Corporation
•
Murphy Oil Corporation
•
Nexen Inc.
•
Petro-Canada
•
Suncor Energy Inc.
•
Talisman Energy Inc.
•
XTO Energy Inc.

The above Peer Group represents our primary comparator group for the purposes of benchmarking the compensation of our executive officers; however, in some years there may be insufficient data points for specific positions within this select group. In these instances, we refer to a secondary sample, derived from Towers Watson's Compensation Data Bank, of large Canadian autonomous companies with revenue greater than C$5 billion. For the most recent review, it was necessary to use this secondary sample for one of our NEOs, R. William Oliver.(4)

(3)
Effective November 30, 2009, Mr. Ferguson resigned as Encana's Executive Vice-President & Chief Financial Officer.

(4)
The listing of companies within the secondary sample used for this purpose is contained in Appendix A to this Information Circular.

Encana targets the Total Direct Compensation of our CEO and NEOs to be at a level that is consistent with the Total Direct Compensation provided to executive officers of our Peer Group. More specifically, we target Total Direct Compensation for our CEO and NEOs to be at approximately the 50th percentile of our Peer Group, with an ability to provide higher compensation for superior performance.

Based on the most recently available market data, we have determined that in 2009, our CEO's Total Direct Compensation was at the 38th percentile of the Total Direct Compensation of the CEOs in our Peer Group. His 2009 Total Direct Compensation includes his base salary, 2009 High Performance Results Award (paid in 2010), and 2009 long-term incentive grant.

The following chart illustrates the respective proportion of each key element of Total Direct Compensation for our CEO:

President & Chief Executive Officer

Based on this same data, we have determined that in 2009, our NEOs' Total Direct Compensation was, on average, at approximately the 60th percentile of the Total Direct Compensation of comparable executive officers in our Peer Group.(1)

(1)
For Mr. Oliver, data from the secondary sample referred to in Appendix A to this Information Circular was used, and is included in the average NEO percentile referred to above.

The following chart illustrates the respective proportion of each element of Total Direct Compensation for our NEOs (on average):

Named Executive Officers

Our compensation program is designed to motivate and appropriately reward our executive officers for execution of our overall corporate strategy and to recognize demonstrated individual and corporate performance results. We achieve this by focusing a large component of executive compensation on performance-based or "at risk" elements. We believe this focus strongly motivates our executive officers to outperform expectations, and reinforces accountability for individual, team and overall corporate performance.

As illustrated above, approximately 84 percent of our CEO's 2009 Total Direct Compensation was in the form of performance-based incentive compensation. Similarly, in 2009, on average, 80 percent of our NEOs' Total Direct Compensation was provided in the form of performance-based incentive compensation.

We believe this strong emphasis on performance-based compensation provides a motivating and direct link between pay and performance, and closely aligns the interests of our executive officers with those of our shareholders.

Following is a discussion of each element of Total Compensation of our CEO and NEOs and the decisions made by the HRC Committee and the Board (as applicable) for 2009 related to each element.

Base Salary

The HRC Committee recommends to the Board, for approval, the annual base salary of our CEO, Randall K. Eresman. The HRC Committee also approves and reports to the Board, the annual base salaries of our NEOs. In doing so, the HRC Committee considers the following:

•
recently available competitive market data, after taking into account the size and nature of our business, and, in respect of our NEOs, the nature and scope of their respective responsibilities;

•
individual experience and expertise;

•
individual performance;

•
strategic leadership and/or exceptional demonstrated contributions;

•
recommendations of our CEO (in respect of our NEOs); and

•
individual considerations, such as retention risk.

Base salaries of all employees, including our executive officers, are reviewed annually with any adjustments made (where applicable) effective April 1 of each year. Base salaries may be adjusted at other times of the year in connection with a promotion or other change in role or responsibilities. Any change to the annual base salary of our CEO requires the approval of our Board and, in respect of our NEOs, the approval of the HRC Committee.

In February 2009, the HRC Committee reviewed the annual base salaries of our CEO and our executive officers, including our NEOs.

Consistent with an internal salary freeze and company-wide cost saving measures in effect at that time, and based on the recommendation of our CEO, the annual base salaries of our CEO and four of our NEOs were not increased from their 2008 levels for the period commencing April 1, 2009. Based on internal equity considerations and the recommendation of the CEO, our current CFO, Sherri A. Brillon, received a base salary increase effective April 1, 2009, and a subsequent base salary increase effective December 1, 2009, to reflect her promotion to CFO and corresponding increased scope of responsibilities.

The annual base salaries of our CEO and each of our NEOs as at December 1, 2009 were as follows:

Randall K. Eresman President & Chief Executive Officer	$1,182,195
Sherri A. Brillon Executive Vice-President & Chief Financial Officer	$437,850

Michael M. Graham Executive Vice-President (President, Canadian Division)	$525,420
R. William Oliver Executive Vice-President & Chief Corporate Officer	$481,635
Jeff E. Wojahn Executive Vice-President (President, USA Division)	$573,584	(1)

(1)
Above includes Mr. Wojahn's 2009 Project Allowance of $48,164, which is in addition to annual base salary.

Immediately prior to completion of the Arrangement, the annual base salary of our Former NEO, Brian C. Ferguson, was $503,528.

Further information regarding the 2009 annual base salaries of our CEO, NEOs and Former NEO are provided in our Summary Compensation Table.

Annual Incentive Program – High Performance Results Awards

Our annual incentive (or High Performance Results ("HPR")) Awards program is a key component of our CEO and NEO pay. Through the assessment of both: (i) individual performance; and (ii) a comprehensive evaluation of team, divisional and company-wide performance, our HPR Awards program both motivates individual achievement and rewards organizational results. HPR Awards are determined annually and, where individual and organizational performance objectives are achieved or exceeded, are paid by the end of February of each following year.

Evaluation of our CEO:

Our CEO's Target HPR Award is 125 percent of his annual base salary, with an ability to earn up to a maximum of 200 percent of his HPR Target Award. Our Board also retains the discretion to award the CEO additional amounts for exceptional performance or contributions in a particular year.

The HPR Award for our CEO is determined by the Board based on its assessment of our CEO's individual performance in providing overall direction and leadership of the business and affairs of Encana, having regard to the following:

•
achievement of individual objectives (referenced in his performance contract);

•
strategic leadership over the prior year;

•
Encana's overall operational and financial performance and the achievement of strategic initiatives, including as evaluated in our Corporate Performance Scorecard process (outlined below);

•
Encana's relative operating and financial performance as compared to our Canadian and U.S. comparator companies; and

•
the results of Encana's overall annual Reserves Evaluation.

In considering our CEO's overall performance, the Board generally takes into account his achievements in respect of specific objectives referenced in his performance contract, including the following:

•
Corporate Strategy and Operational Performance

–
Develop, communicate and execute a corporate strategy designed to achieve sustained, profitable growth.

–
Maximize shareholder value, taking into account the opportunities and risks of the business we operate.

–
Provide leadership of our company's affairs with a view to balancing short-term growth while also positioning the company for medium and long-term growth.

–
Achieve performance targets and objectives set out in the approved budget and aligned with the strategic plan.

–
Foster and lead a culture of safety for our operations.

•
Financial Performance and Enterprise Risk Management

–
Steward our company's operating and capital expenditures.

–
Ensure sound financial performance as evidenced by achievement of key performance measures.

–
Identify significant risks to our company's businesses and ensure that procedures are established to mitigate the impact of the risks in the best interests of our shareholders.

–
Steward enterprise risk management through executive level oversight.

•
Corporate Governance and Corporate Responsibility

–
Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

–
Continuously improve upon our safety, environmental and regulatory compliance record. Ensure implementation and achievement of performance targets in all regions.

–
Ensure cooperation with our stakeholders, including regulators, land owners and the general public.

–
Foster best practices.

•
Employment Practices

–
Ensure an effective process for management development and succession planning for the executive team.

–
Monitor executive team performance against individual objectives contained in high performance contracts.

–
Ensure that we are an employer of choice, able to recruit and retain the best people.

In evaluating Encana's overall operational and consolidated performance and the achievement of strategic initiatives, the Board also considers the results of our Corporate Performance Scorecard process, described below.

Corporate Performance Scorecard

At the end of each year, we evaluate our overall performance using a Corporate Performance Scorecard process which assesses the following:

•
results achieved by Encana relative to objectives set and approved by the Board for the year;

•
the overall business environment and changes to our business priorities as directed by management and endorsed by the Board over the year; and

•
Encana's performance relative to the industry's general competitive operating and financial environment.

This comprehensive Corporate Performance Scorecard process reviews and measures the performance of each business unit and division, as well as our overall consolidated corporate performance for the year. In 2009, our Corporate Performance Scorecard focused on the following measures, which fall into two main categories:

•
Operational Performance – evaluates operational metrics, (summarized in the table below), against Encana's annual Budget or, in the case of environmental, regulatory and safety results, on year-over-year performance; and

•
Consolidated Performance – evaluates our overall performance using a number of financial and other metrics, (summarized in the table below).

The Corporate Performance Scorecard process also evaluates specific strategic initiatives which contributed to the achievement of Encana's operational or financial objectives during the year. Strategic initiatives evaluated for 2009 are also summarized in the table below.

Overall Corporate Performance Scorecard results are also compared against the relative operating and financial performance of our Canadian and U.S. comparator companies. This data is also considered by the Board in its assessment of our CEO's overall direction and leadership of Encana.

For 2009, results for the Corporate Performance Scorecard were evaluated on a consolidated basis to include the financial and operating performance of the Cenovus assets for the first 11 months in 2009. Performance objectives or measures originally forecasted based on our 2009 Budget were adjusted accordingly to be comparable on the same basis, and to reflect changes in our objectives or business priorities approved during the year.

For 2009, the Board arrived at its decision to pay an HPR Award to Mr. Eresman, evaluating the above elements as follows:

Performance Measure	2009 Actual Results	Performance Assessment

Operational Performance		Outstanding despite significant changes in operational priorities in 2009

Total Production	4.4 billion cubic feet equivalent ("Bcfe") per day (adjusted for approved production capacity reductions)	Outperformed Increase of 5 percent above Budget Flexible and effective response to low natural gas pricing in 2009

Natural Gas Production	3.9 Bcfe per day (adjusted for approved production capacity reductions)	Outperformed Increase of 3 percent over 2008 and 5 percent above Budget

Oil and Natural Gas Liquids Production	127,000 barrels per day	Outperformed Exceeded Budget targets by 3 percent Liquids production not significantly impacted by capacity reductions

Total Net Capital	$4.5 billion	Outperformed 25 percent under Budget in total Significantly exceeded 10% Challenge targets

Total Operating Costs	$1.4 billion $0.89 per thousand cubic feet equivalent ("Mcfe")	Outperformed 19 percent below Budget 18 percent below Budget on a per unit operating cost basis Significantly exceeded 10% Challenge targets

Environmental and Regulatory Results	Decrease in number of reportable spills Increase in reportable spill volume	Performed 5 percent decrease in reportable spills over 2008 Reportable spill volume impacted by single event

Safety Performance	Decrease in total recordable injury frequency ("TRIF") Decrease in lost time incidents ("LT Incidents") Increase in motor vehicle incidents ("MVI")	Performed Achieved targeted decrease in TRIF (decrease of 25 percent from 2008) and LT Incidents (decrease of 38 percent from 2008) Continued focus on MVIs required
	3 Fatalities	Unacceptable

Performance Measure	2009 Actual Results	Performance Assessment

Consolidated Performance		Outstanding despite challenging economic environment

Total Proved Reserves	12.8 trillion cubic feet equivalent ("Tcfe")	Outperformed Added 2.5 Tcfe of proved reserves Drill bit production replacement of 169 percent

Finding & Development Costs	$1.68 per Mcfe based on consolidated results	Outperformed Very competitive in current market conditions

Netbacks	$3.00 per Mcfe (excluding hedging), for total netback of $5.77 per Mcfe (including hedging)	Outperformed Strong netbacks benefitted from realized hedging gains

Operating Earnings	$4.65 per share diluted or $3.5 billion total	Outperformed Very strong result given commodity price environment

Cash Flow	$9.02 per share diluted or $6.8 billon total	Outperformed Very strong result given commodity price environment

Free Cash Flow	$1.3 billion generated	Outperformed Significant free cash flow generated despite challenging economic environment

Dividend	$1.40 per share	Performed Maintained stable quarterly dividend

Return on Capital Employed	8 percent return	Performed Competitive in current market conditions

Net Debt to Capitalization	27 percent	Outperformed Strengthened as a result of Arrangement. Below low end of managed range

Net Debt to EBITDA	1.0 times	Outperformed Strengthened as a result of Arrangement. At low end of managed range

Performance Measure	2009 Actual Results	Performance Assessment

Strategic Initiatives		Outstanding – Key corporate and strategic objectives achieved or surpassed

Arrangement	Successful execution and completion of the Arrangement	Outperformed Successfully completed despite compressed timeline Exceptional internal effort

Hedging	Hedging positions implemented for the 2009 gas year resulted in after-tax gains of $2.9 billon	Outperformed Realization of significant strategic, financial and operational benefits

10% Challenge Initiative	Company-wide initiative to achieve 10 percent reduction in overall capital, operating, and G&A costs	Outperformed Cost reductions of over 20 percent achieved, significantly exceeding target

Divestitures	Net divestitures of non-core North American oil and natural gas assets of over $900 million	Performed Delivered on budgeted objective of net divestitures between $500 – $1 billion

Key Corporate Objectives	Maintained financial strength and stewardship, optimization of capital investments through flexibility and capital discipline	Outperformed Delivery of key business objectives through flexibility and discipline despite significantly challenging economic and industry conditions

For disclosure with respect to the references to cash flow, operating earnings, free cash flow, capitalization, adjusted EBITDA, the method of calculation of Tcfes, Bcfes and Mcfes, production replacement and finding and development costs, see Appendix B to this Information Circular. All dollar amounts shown are reported in U.S. dollars and according to U.S. protocols, which report production, sales and reserves on an after-royalties basis.

Following its review and in consideration of his overall performance in 2009 in providing direction and strategic leadership in respect of the above areas, our Board approved a 2009 HPR Award to Mr. Eresman of $2,627,100, representing approximately 178 percent of his HPR Target Award.

In deciding to make this HPR Award to our CEO, our Board considered Encana's outstanding operating and financial performance in 2009, as outlined in the above performance assessment. The Board also considered Encana's superior performance relative to other Canadian and U.S. comparator companies, despite an extraordinarily challenging business environment in 2009, which was marked by low commodity prices. The Board also considered Mr. Eresman's individual performance, including his continued strong leadership during 2009's uncertain economic conditions, and his solid stewardship of Encana's various strategic initiatives, including successful completion of the Arrangement in 2009.

Evaluation of our NEOs: HPR Award

The Target HPR Awards for our NEOs range from 50 percent to 75 percent of annual base salary. NEOs are also eligible to earn a maximum HPR Award of up to two times their HPR Target Award for superior performance in a given year. The HRC Committee also retains the discretion to approve the award of additional incentive compensation to our NEOs for exceptional performance or contributions during the year.

HPR Awards for each of our NEOs are comprised of the following two elements:

  Individual Award – weighted 50 percent, determined based on the following factors:

  •
  Leadership and commitment;

  •
  achievement of individual objectives as agreed with the CEO and as outlined in the NEO's individual performance contract;

  •
  recommendations of our CEO; and

  •
  significant contributions to Encana's operating and financial results or strategic initiatives attributable to individual performance of the NEO.

  Team Award – weighted 50 percent, determined based on an equal combination of: (i) overall company-wide

  Corporate Performance Scorecard results; and (ii) scorecard results of the entire operating Division reporting to the NEO. For NEOs leading a Corporate group, a weighted average of all Division scorecard results is used.

Additional 2009 Incentive Compensation

10% Challenge Incentive

In 2009, Encana instituted the company-wide 10% Challenge, aimed at reducing total capital, operating, and G&A costs by 10% from that approved in the 2009 Budget. The goal of the program was to achieve a US$900 million reduction in such costs by the end of 2009.

Based on the overwhelming success of this program, in October, 2009, the HRC Committee approved the addition of 10% to the total HPR Award of each employee. By December 31, 2009, the cost savings targets set for the 10% Challenge had been significantly exceeded.

The value of the 10% Challenge Incentive for our NEOs is included in the table below and in our Summary Compensation Table.

Arrangement Incentive

To recognize exceptional commitment to the successful completion of the Arrangement, a very limited number of employees, including two of our NEOs, were awarded a special 2009 Arrangement Incentive. At its February 2010 meeting, in recognition of their significant contributions in this regard, the HRC Committee approved these awards to Sherri A. Brillon and R. William Oliver. These payments are included in the table below and in our Summary Compensation Table.

Based on the performance assessments made by our CEO and the HRC Committee, the HPR Awards and additional incentive compensation for our NEOs for the year ending December 31, 2009 are as follows:

Name	Minimum HPR Award	Target HPR Award		Maximum HPR Award(1)		2009 Actual Individual & Team HPR Award		Additional 2009 Incentive Compensation(2)	Total 2009 Incentive Award

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	$0	$218,925	(3)	$437,850		$415,958		$260,521	$676,478

Michael M. Graham Executive Vice-President & President, Canadian Division	$0	$394,065	(4)	$788,130		$738,872		$73,887	$812,759

R. William Oliver Executive Vice-President & Chief Corporate Officer	$0	$240,818	(3)	$481,635		$457,553		$264,680	$722,234

Jeff E. Wojahn Executive Vice-President & President, USA Division	$0	$430,188	(4)	$860,376		$817,356		$81,736	$899,092

Former NEO:
Brian C. Ferguson Executive Vice-President & Chief Financial Officer	$0	$377,646	(4)(5)	$755,291	(5)	$894,035	(6)(7)	$0	$894,035	(6)(7)

(1)
Maximum HPR Award for each NEO is based on eligibility to receive two times Target HPR Award for superior performance.

(2)
Additional 2009 Incentive Compensation includes the 10% Challenge Incentive and, for Ms. Brillon and Mr. Oliver only, also includes the Arrangement Incentive awards referred to above.

(3)
Target HPR Award in 2009 was 50 percent of base salary.

(4)
Target HPR Award in 2009 was 75 percent of base salary.

(5)
Reflects full year (i.e. to December 31, 2009) estimated Target HPR Award and Maximum HPR Award, respectively, for Former NEO, Mr. Ferguson, based on annual base salary immediately prior to completion of the Arrangement.

(6)
Amount based on Former NEO, Mr. Ferguson's, anticipated annual base salary at Cenovus effective December 1, 2009.

(7)
This represents, as part of the Arrangement, Encana's cost in respect of the estimated 2009 HPR Award for Former NEO, Mr. Ferguson, to November 30, 2009. Mr. Ferguson's actual 2009 HPR award, including (as applicable) any additional 2009 incentive plan compensation, was awarded by Cenovus.

Our HRC Committee arrived at its decision to pay the 2009 HPR Awards to our NEOs (excluding our Former NEO) based on the following analysis of their performance as recommended by our CEO:

Sherri A. Brillon, Executive Vice-President & Chief Financial Officer

Ms. Brillon provided outstanding corporate leadership in 2009 as a key contributor to both the successful completion of the Arrangement and the understanding and evolution of Encana's business model. Prior to completion of the Arrangement, Ms. Brillon served as Executive Vice-President of Encana's Strategic Planning & Portfolio Management functions, responsible for delivery of a corporate plan to facilitate the development of Encana's overall strategic direction. Effective November 30, 2009, Ms. Brillon was appointed Chief Financial Officer ("CFO"). In fostering the organizational alignment critical to the successful execution of Encana's strategic direction in 2009 and serving as a key contributor to the Arrangement, while simultaneously successfully transitioning into the role of CFO, Ms. Brillon exceeded all performance expectations in her respective executive capacities in 2009.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives	Provided key strategic guidance and discipline across Encana through the development and delivery of a corporate strategic plan which was both effective and responsive to the challenging economic conditions and low commodity prices of 2009.	Outperformed
	Established organizational alignment between strategic plan direction and its execution, providing key guidance to operating divisions, critical to Encana's outstanding performance in 2009.	Outperformed

Successful coordination and oversight of corporate-wide performance reporting and analysis. Effective stewardship of corporate reserves assessment and reporting. Ensured a high quality assessment of Encana's portfolio of opportunities.

Outperformed
Achieve corporate strategic objectives	Provided committed leadership to ensure successful completion of the Arrangement on a highly accelerated schedule. Key contributor to completion of the Arrangement.	Outperformed
	Successful transition to CFO role, while simultaneously maintaining outstanding performance in existing executive capacities.	Outperformed

Jeff E. Wojahn, Executive Vice-President & President, USA Division

Under Mr. Wojahn's leadership, the USA Division achieved outstanding operational results on their 2009 Team Scorecard. Total adjusted production for the Division increased over last year and exceeded 2009 Budget. Effective implementation of approved capacity reduction strategy yielded strong operational efficiencies within the Division. Execution of the 10% Challenge was outstanding, resulting in significant actual overall capital, operating and G&A cost reductions in the Division.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives	Adjusted total production increased to 1,888 MMcfe/d, exceeding Budget by 4 percent, up 9 percent from 2008. Total proved reserves were 6 percent over 2008, and the Division added over 1 Tcfe of reserves through the drill bit. Total per unit operating costs decreased to $0.53/Mcfe, a reduction of 21 percent from Budget. Effective application of new technology and a focus on efficiencies reduced drilling and completions costs in key resource plays within the Division.	Outperformed
Safety, environmental and regulatory results

Decrease in both number of reportable spills by 4 percent and reportable spill volumes by 38 percent from 2008. Increase in total recordable injury frequency for employees, decrease for contractors. Two fatalities occurred in 2009 – an unacceptable result, and resulted in a reduction to Team Scorecard results. Decrease in LT Incidents offset by an increase in MVI rate from 2008.

Performed
Achieve strategic objectives	Outstanding capital, operating and G&A cost reductions demonstrated through 10% Challenge results of 31 percent ($810 million) in the Division in 2009, far exceeding expectations.	Outperformed

Michael M. Graham, Executive Vice-President & President, Canadian Division

Under Mr. Graham's leadership, the Canadian Division achieved outstanding results on their 2009 Team Scorecard. Total adjusted production increased over last year and exceeded 2009 Budget. Strategic divestitures resulted in significant reductions to adjusted net capital, while farmouts added value in new commitments. Effective implementation of approved capacity reduction strategy in the Division created strong operational efficiencies. Exceeded 10% Challenge targets with solid reduction in capital and operating costs.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives	Adjusted total production of 1,437 MMcfe/d, up 7 percent from Budget, and an increase over 2008. Total operating costs 12 percent below Budget and 2008 results. Total proved reserves decreased by 5 percent over 2008 and were impacted by divestitures. The Division added approximately 0.5 Tcfe of reserves through the drill bit. A focus on technology application and operational efficiencies led to reductions in overall costs.	Outperformed
Safety, environmental and regulatory results

Decrease in number of reportable spills offset by increase in reportable spill volumes. Strong reduction in LT Incidents offset by an increase in MVI rate from 2008. One fatality occurred in 2009 – an unacceptable result, and resulted in a reduction to Team Scorecard results. Successful implementation of continued focus on safety performance through comprehensive leader training throughout the Division.

Performed
Achieve divisional strategic objectives

Value-enhancing divestitures resulted in 49 percent reduction in adjusted net capital from Budget. Approximately $150 million in new commitments added via farmouts. Strong 10% Challenge performance resulted in 12 percent or approximately $400 million in overall cost savings within the Division in 2009, exceeding expectations.

Outperformed

R. William Oliver, Executive Vice-President & Chief Corporate Officer

Mr. Oliver provided outstanding corporate leadership in 2009 as a key contributor to the success of Encana's hedging program and completion of the Arrangement. Until November 30, 2009, Mr. Oliver served as Executive Vice-President of Encana's Business Development, Canadian Gas Marketing and Power functions. Under Mr. Oliver's leadership, Canadian Gas Marketing continued its successful execution of corporate hedging programs, and Business Development provided strong support to the operating divisions' 2009 divestitures initiatives. Mr. Oliver also provided outstanding strategic initiative performance as leader of Encana's internal transition team, responsible for overseeing execution of the Arrangement, while simultaneously transitioning into the role of Chief Corporate Officer, effective November 30, 2009. In this regard, Mr. Oliver exceeded all performance expectations in his respective executive capacities in 2009.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives	Provided strong execution and oversight of approved corporate hedging programs, and support and guidance on hedging instruments and execution strategies. Hedging positions implemented for 2009 gas year resulted in after-tax gains of $2.9 billion, and were fundamental to Encana's profitability and financial performance in 2009.	Outperformed
	Executed critical monitoring and analysis and provided key recommendations and guidance regarding timing to proceed with the Arrangement.	Outperformed
	Provided strong leadership and support to operating divisions' successful completion of approximately $900 million of net divestitures of North American non-core oil and natural gas assets in 2009.	Outperformed
Achieve strategic initiative objectives

Provided effective and dedicated leadership of Encana's internal transition team responsible for successful execution and completion of the Arrangement on a highly accelerated schedule. Key contributor to timely and successful completion of Arrangement.

Outperformed
	Successful transition to role of Chief Corporate Officer while simultaneously maintaining outstanding performance in existing executive capacities.	Outperformed

For disclosure with respect to the references to cash flow, operating earnings, free cash flow, adjusted EBITDA, capitalization, the method of calculation of Bcfes, MMcfes and Mcfes, see Appendix B to this Information Circular. All dollar amounts shown are in U.S. dollars.

Long-Term Incentive Program

Our LTI program is designed to encourage the achievement of stated performance criteria in addition to increases in Encana's Common Share price. For the period 2007 to 2009, we achieved this through the granting of a combination of time-based stock options and performance-based stock options. In February 2009, the LTI grant to our Canadian employees, including our executive officers, consisted of:

•
one-third stock options subject to time-based vesting restrictions; and

•
two-thirds performance stock options that are subject to both time-based vesting restrictions and vesting conditions based on the achievement of specified performance criteria, Recycle Ratio, which is calculated on an annual basis.

Stock options have been historically granted on an annual basis in February of each year. The grant price is the closing price of Encana's Common Shares on the TSX on the day immediately prior to the day the stock options are granted. Our stock options have a five-year term, after which they expire if unexercised. Performance-based stock options which do not achieve their stated performance criteria based on Recycle Ratio are forfeited and are cancelled.

Since 2004, stock options granted to our employees, including our CEO and NEOs, have associated TSARs, which entitle the option holder to surrender the right to exercise the stock option to purchase a specified number of Common Shares and instead receive cash or Common Shares (at Encana's election). When a TSAR is exercised, the right to the underlying Common Share is forfeited. The amount paid on the exercise of a TSAR is the closing price of Common Shares on the TSX on the last trading day preceding the date the TSAR was exercised, less the grant price for the stock option, multiplied by the number of stock options surrendered.

Since 2008, we have granted in February of each year, stand-alone SARs (and not stock options) to employees of our U.S. affiliates. Neither our CEO nor any of our NEOs currently hold SARs.

Pursuant to the Arrangement, original Encana stock options were exchanged for the grant of an Encana Replacement Option and a Cenovus Replacement Option. Under this arrangement, the exercise price of original Encana stock options was apportioned between the Encana Replacement Options and the Cenovus Replacement Options using a valuation formula based on the one day volume weighted average TSX trading price of a common share of each: (i) 'original' (or pre-Arrangement) Encana; (ii) 'new' (or post-Arrangement) Encana (as traded on a "when issued" basis) and (iii) Cenovus (as traded on a "when issued" basis) on December 2, 2009.

Employees of our U.S. subsidiaries similarly exchanged Encana SARs previously granted to them for an Encana Replacement SAR and a Cenovus Replacement SAR. The respective exercise prices of the Encana Replacement SARs and Cenovus Replacement SARs for U.S. employees were determined using a formula similar to that described above for the Encana and Cenovus Replacement Options.

The terms and conditions of the Encana Replacement Options and the Cenovus Replacement Options are similar to those described in this discussion.

All time-based stock options vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary. Vesting for performance-based stock options is also subject to the achievement of Recycle Ratio, described below.

We use Recycle Ratio to determine how many of the performance-based stock options are eligible to vest in a given year. We believe Recycle Ratio is the key measure of the value added through our upstream operations. It measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves.

For the purposes of our 2007, 2008 and 2009 stock options grants, Recycle Ratio is calculated as follows:

Recycle Ratio =	Netback (per Mcfe) Finding & Development Costs (per Mcfe)

Netback is calculated based on:

•
operating & administrative costs;

•
commodity price;

•
royalties; and

•
transportation costs.

Finding & Development costs are calculated based on:

•
capital spending (capital efficiency); and

•
reported proved reserves additions.

Encana retains an independent third party to assist us in our calculation of Recycle Ratio at the end of the year, following the determination of our total proved reserves by external reserves evaluators. The HRC Committee also exercises its discretion to confirm the Recycle Ratio applicable to determine the vesting, if any, of our performance-based stock options in a particular year.

The vesting requirements of performance-based stock options originally granted for the period 2007 to 2009 (now comprised of Encana Replacement Options and Cenovus Replacement Options) are as follows:

•
No performance-based stock options vest where the Recycle Ratio achieved is equal to or less than 1.0;

•
50 percent of the performance-based stock options vest where the Recycle Ratio achieved is 2.0 or greater;

•
100 percent of the performance-based stock options vest if a Recycle Ratio of 3.0 or better is achieved; and

•
Recycle Ratios achieved between 1.0 and 3.0 result in vesting of performance-based stock options on a linear basis, such that a corresponding portion of the performance-based stock options may vest.

Where the above Recycle Ratio thresholds are not achieved in a given year, the corresponding number of performance-based stock options do not vest, and are therefore forfeited by the employee and are cancelled.

The following table outlines the performance-based stock options that have vested and were forfeited, respectively, based on the respective Recycle Ratio achieved for each of 2007, 2008 and 2009.

	2007 LTI Grant (Performance-based Options)		2008 LTI Grant (Performance-based Options)		2009 LTI Grant (Performance-based Options)
	% Vested	% Forfeited	% Vested	% Forfeited	% Vested	% Forfeited

1st Tranche	85%	15%	62.5%	37.5%	80%	20%
30% of grant	(2.70 Recycle Ratio)		(2.25 Recycle Ratio)		(2.60 Recycle Ratio)

2nd Tranche	62.5%	37.5%	80%	20%
30% of grant	(2.25 Recycle Ratio)		(2.60 Recycle Ratio)		Not Yet Eligible to Vest

3rd Tranche	80%	20%
40% of grant	(2.60 Recycle Ratio)		Not Yet Eligible to Vest		Not Yet Eligible to Vest

The HRC Committee reviews and recommends to the Board for approval the level and amount of LTIs granted on an annual basis to our CEO, and approves and reports to the Board the level of long-term incentives granted to our NEOs.

Guidelines for long-term incentives grants to our CEO and NEOs are developed based on a review of competitive market data. Decisions regarding individual LTI grants to our CEO and NEOs are based on factors such as individual and corporate performance. In general, the guidelines do not take into consideration the amount of prior LTI grants to our CEO or NEOs.

For the 2010 compensation year, the Board has approved a LTI grant to our employees, including our executive officers, comprised of a combination of: (i) time-based stock options (or, for U.S. employees, time-based SARs); and (ii) performance share units ("PSUs") under an amended Encana PSU Plan. In respect of the PSU grant, vesting and any eligible payout will be deferred until the third year following the date of grant and will be based on Encana's annual achievement of our specified performance criteria, Recycle Ratio.

Other Compensation

In addition to the compensation described above, and to employee-wide benefits programs (including medical and dental benefits and disability coverage benefits), Encana provides the following additional compensation arrangements to our CEO and our NEOs:

•
an annual allowance to be used for additional benefits or perquisites selected at the discretion of the CEO and NEOs;

•
payment of an annual fee for individual financial planning and tax preparation services;

•
membership fees associated with the personal use of clubs;

•
company provided parking; and

•
company matching of individual contributions to Encana's investment plan of up to a maximum of 5 percent of base salary (offered to all employees).

Our philosophy is to provide these additional compensation arrangements in a manner that is competitive with those provided to executive officers of our peers.

Retirement and Pension Arrangements

Pension Plan Arrangements

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) participate in the Defined Benefit ("DB") Option of the Encana Corporation Canadian Pension Plan (our "Registered DB Plan"). Our Registered DB Plan is a registered pension plan which provides for a predictable pension payable on retirement from Encana. Normal retirement is the first day of the month following the participant's 65th birthday. However, participants may retire as early as age 55 with a reduced pension for early commencement.

Pensions are payable from our Registered DB Plan up to the level permitted from a registered pension plan. Pension benefits beyond the limits permitted from a registered pension plan will be paid to our CEO and our NEOs from the Encana Corporation Canadian Supplemental Pension Plan ("Supplemental DB Plan"). Our Registered DB Plan and our Supplemental DB Plan are collectively referred to as our "DB Plan".

One of our NEOs (Sherri A. Brillon) currently participates in the Defined Contribution ("DC") Option of the Encana Corporation Canadian Pension Plan (our "Registered DC Plan"). Our Registered DC Plan is also a registered pension plan in which Encana contributes to the account of a participating employee (or executive officer) an amount equal to eight percent of annual base salary. Participants select among various investments options in the Registered DC Plan and are responsible for individually managing their accounts.

Contributions in excess of levels permitted in a registered pension plan are deposited into a separate account under the Encana Corporation Supplemental Defined Contribution Savings Plan (our "Supplemental DC Plan"). Our Registered DC Plan and our Supplemental DC Plan are collectively referred to as our "DC Plan".

Prior to commencing their participation in our DB Plan on January 1, 2003, two of our NEOs (Messrs. Graham and Wojahn) participated in our Registered DC Plan.

More information regarding the status of the DB Plan benefits and DC Plan accounts of our CEO and NEOs is provided in the Defined Benefit Pension Table and the Defined Contribution Table. The Summary Compensation Table also includes information regarding the compensatory changes in the accrued pension obligations for our CEO and NEOs in 2009.

Deferred Compensation Arrangements

We have a Deferred Share Unit Plan for Employees (our "DSU Plan") to allow our employees, including our CEO and NEOs, to voluntarily elect to convert either 25 or 50 percent of their annual HPR Award (otherwise payable in cash early the following year) into Deferred Share Units ("DSUs") that are only paid in cash after the individual leaves Encana. The number of DSUs credited to a DSU account is determined based on:

•
election to convert either 25 or 50 percent of annual HPR Award;

•
the actual amount of the HPR Award; and

•
the market value of a Common Share at the end of the performance period for the HPR Award.

Elections to participate in the DSU Plan, when offered, must be made by December 31 of the year prior to the year in which the HPR Award is earned. These elections are irrevocable. DSUs vest upon being credited to a DSU account. DSU accounts are also credited with additional DSUs having a value equal to dividends as may be declared by our Board to be payable on Common Shares. Our HRC Committee retains oversight of the DSU Plan to manage the amount of the permitted annual elections, both on a percentage and a total dollar basis.

In 2008, one of our NEOs, Jeff E. Wojahn, elected to participate in the DSU Plan for his 2009 HPR Award. In particular, Mr. Wojahn elected to convert 50 percent of his 2009 HPR Award into DSUs. For 2010, participation in the DSU Plan was limited to our executive officers.

Performance Graph

The following chart compares the cumulative total shareholder return for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.

          (1)
          In Canadian dollars.
          (2)
          In U.S. dollars.
          (3)
          For the purposes of this graph, it has been assumed that, upon completion of the Arrangement, the Cenovus shares received by Encana shareholders were sold on the first day of trading and that the proceeds were reinvested in shares of Encana on that day.

Over the five-year period ending December 31, 2009, the compound annual growth rate of our total shareholder return was 16 percent. By comparison, the compound annual growth rate of our CEO's and NEOs' Total Direct Compensation over this same period was 4 percent.

It is important to note that, in addition to base salary and HPR Awards earned over the course of the year, the Total Direct Compensation of our CEOs and NEOs includes the value of long-term incentives as calculated at the time of the original grant. In the long-term, the actual value realized on the stock option grants is directly linked to our Common Share price performance and will be reflected in the actual compensation received by our CEO and NEOs.

Share Ownership Guidelines

To encourage our executive officers to build and maintain equity in Encana, we adopted share ownership guidelines for our executive officers effective October 23, 2003. Under the guidelines, executive officers must meet required share ownership levels by October 23, 2008 or within five years of their appointment as an executive officer, whichever is later. The required share ownership for executive officers under the guidelines is as follows:

Executive Officer	Share Ownership Required (multiple of base salary)

President & Chief Executive Officer	4 times

Other Executive Officers	2 times

To determine the share ownership status of our executive officers, we include the value of Encana Common Shares owned and DSUs which have been credited to the account of each executive officer. Stock options that have been granted, but have not been exercised or paid, are excluded for this purpose.

As at December 31, 2009, our CEO and all but two of our eight executive officers met or exceeded the above share ownership guidelines. The two individuals who have not yet met the guidelines were newly appointed as executive officers effective November 30, 2009, upon completion of the Arrangement, and therefore each has five years to comply.

The share ownership status of our CEO and our NEOs as at December 31, 2009 is as follows:

Executive Officer	Share Ownership (multiple of base salary)

Randall K. Eresman	6.37

Sherri A. Brillon	3.03

Michael M. Graham	3.48

R. William Oliver	9.48

Jeff E. Wojahn	2.41

To encourage even greater share ownership among our executive officers, upon recommendation of the HRC Committee, the Board approved at its February 2010 meeting amendments to the above guidelines. These amendments, which are effective January 1, 2010, both: (i) increase the share ownership level required of our executive officers; and (ii) expand the application of the guidelines to certain designated Vice-Presidents of Encana. The amended share ownership guidelines are as follows:

Executive Officer	Share Ownership Required (multiple of base salary)

President & Chief Executive Officer	5 times

Executive Vice-President	3 times

Designated Vice-President	1 times

Existing participants are given five years from January 1, 2010, or for new participants, five years from their appointment, to comply with the amended guidelines.

Conclusion

We believe that our total compensation program provides strong motivation to our CEO and NEOs to deliver superior individual, team and corporate results, reinforces accountability for team and overall corporate performance, and closely aligns the interests of our executive officers with those of our shareholders.

SUMMARY COMPENSATION TABLE

The compensation earned in 2009 and 2008 by our CEO and NEOs, as discussed in the Compensation Discussion and Analysis, is summarized in the following table.(1)

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option- Based Awards(2) ($)	Annual Incentive Plans		Long-Term Incentive Plans		Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)

Randall K. Eresman President & Chief Executive Officer	2009 2008	1,182,195 1,242,983	3,414,665 4,296,873	2,627,100 3,752,400	(5)(6)	0 0		(349,629 913,310)	125,445 132,219	6,999,776 10,337,785

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	2009 2008	358,307 316,609	910,577 859,375	676,478 491,330	(7)	0 0		38,473 34,334	73,110 73,425	2,056,945 1,775,073

Michael M. Graham Executive Vice-President & President, Canadian Division	2009 2008	525,420 556,997	1,365,866 1,718,749	812,759 726,089	(8)	0 2,345,250	(9)	90,962 206,340	83,137 88,271	2,878,144 5,641,696

R. William Oliver Executive Vice-President & Chief Corporate Officer	2009 2008	481,635 510,092	910,577 859,375	722,234 589,538	(7)	0 0		(86,583 233,729)	79,900 84,733	2,107,763 2,277,467

Jeff E. Wojahn Executive Vice-President & President, USA Division	2009 2008	573,584 608,600	1,365,866 1,718,749	899,092 759,236	(6)(8) (6)	0 2,345,250	(9)	85,496 121,238	174,944 215,333	3,098,982 5,768,406

Former NEO: Brian C. Ferguson Executive Vice-President & Chief Financial Officer	2009 2008	461,567 533,544	1,138,222 1,432,291	894,035 804,640	(10)	0 0		(95,183 217,309)	74,818 86,563	2,473,459 3,074,347	(10)

Notes:

(1)
All amounts reported in this Summary Compensation Table were paid to the executive officer in Canadian Dollars. Except as otherwise noted, amounts reported for 2009 are converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.8757. Pension Value reported for 2009 for Former NEO, Mr. Ferguson, was converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.8696, the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2009 to November 30, 2009 based on the daily noon buying rate published by the Bank of Canada. Amounts reported above in respect of 2008 are converted from Canadian dollars to U.S. dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.9381, the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2008 to December 31, 2008 based on the daily noon buying rate published by the Bank of Canada.

(2)
The grant date fair value of stock options for compensation purposes as stated in this column was calculated using the binomial option pricing methodology, which was applied consistently with the competitive market analyses. This grant date fair value differs from the value calculated for accounting purposes. Since Encana's stock options have associated TSARs, the stock option compensation costs are accounted for on a "mark to market" basis as required by Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Accounting Handbook. The accounting value upon grant is $0 and over time the value increases or decreases with changes in the Common Share price. See "Compensation Discussion and Analysis – Long-Term Incentive Program" for more information.

(3)
Pension Value represents the compensatory change over 2009 and 2008 (respectively) set out in the Compensatory Change column of the "Defined Benefit Pension Table" and the Compensatory column of the "Defined Contribution Pension Table", respectively.

(4)
This amount includes the respective annual allowances for our CEO and each NEO ($31,525 for Mr. Eresman, Mr. Oliver and Mr. Wojahn; $34,678 for Ms. Brillon and Mr. Graham), and for our Former NEO, ($28,898 for Mr. Ferguson, based on service to November 30, 2009); matching of contributions to company investment plan (Mr. Eresman: $72,637; Ms. Brillon: $23,203; Mr. Graham: $33,674; Mr. Oliver: $30,603; and Mr. Wojahn: $29,567), and for our Former NEO (Mr. Ferguson: $29,630, based on service to November 30, 2009); annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with company provided parking. For Former NEO, Mr. Ferguson, fees have been pro-rated based on service to November 30, 2009. Mr. Wojahn's amount includes a Foreign Service Premium ($57,358) and Commodities and Services Allowance ($42,406) which are paid as a consequence of his cross-border assignment to the United States.

(5)
This amount includes the Chairman's Award paid to Mr. Eresman in 2008, in addition to his HPR Award. See "Compensation Discussion and Analysis-Annual Incentive Program-High Performance Results Award" in the Encana Corporation Notice of 2009 Annual General Meeting of Shareholders and Information Circular ("Encana's 2009 Information Circular") for more information.

(6)
In 2008, Mr. Wojahn elected to convert 50 percent of his 2009 HPR Award into DSUs in accordance with the DSU Plan. See "Compensation Discussion and Analysis – Retirement and Pension Arrangements" for more information. In 2007, Mr. Eresman and Mr. Wojahn each elected to convert 50 percent of their 2008 HPR Award into DSUs in accordance with the DSU Plan. See "Compensation Discussion and Analysis – Annual Incentive Program – High Performance Results Award" in Encana's 2009 Information Circular for more information.

(7)
This amount includes the 10% Challenge Incentive and Arrangement Incentive awards paid for 2009. See "Compensation Discussion and Analysis – Annual Incentive Program – High Performance Results Awards" for more information.

(8)
This amount includes the 10% Challenge Incentive paid for 2009. See "Compensation Discussion and Analysis – Annual Incentive Program – High Performance Results Awards" for more information.

(9)
Long-Term Incentive plan amounts reported for Mr. Wojahn and Mr. Graham for 2008 represent amounts paid in 2008 but earned over the four year period of 2004 to 2008 under the Special Retention Arrangement. See "Compensation Discussion and Analysis – Special Retention Arrangement – 2004 to 2008" in Encana's 2009 Information Circular.

(10)
This represents, as part of the Arrangement, Encana's cost in respect of the estimated 2009 HPR Award for Former NEO, Mr. Ferguson, to November 30, 2009. Mr. Ferguson's actual 2009 HPR award, including (as applicable) any additional 2009 incentive plan compensation, was awarded by Cenovus.

OUTSTANDING OPTION-BASED AWARDS

The following table outlines the option-based awards outstanding for the CEO and each NEO as at December 31, 2009. There are no outstanding share-based awards. Option-based awards are divided below into Encana Replacement Options (identified as "ECA") and Cenovus Replacement Options (identified as "CVE").

	Option-Based Awards(1)
Name	Number of securities underlying unexercised options(2) (#)	Grant Date	Option Exercise Price ($CDN)	Option Expiration Date	Value of unexercised in-the-money options ($US)

Randall K. Eresman	ECA
President &	450,000	11-Feb-2009	29.04	11-Feb-2014	2,179,973
Chief Executive Officer	416,250	13-Feb-2008	36.44	13-Feb-2013	0
	402,750	13-Feb-2007	29.45	13-Feb-2012	1,793,297
	160,000	13-Feb-2006	25.34	13-Feb-2011	1,340,758
	20,000	15-Feb-2005	20.12	15-Feb-2010	267,349

	CVE
	450,000	11-Feb-2009	26.27	11-Feb-2014	98,894
	416,250	13-Feb-2008	32.96	13-Feb-2013	0
	402,750	13-Feb-2007	26.64	13-Feb-2012	0
	160,000	13-Feb-2006	22.91	13-Feb-2011	548,839
	20,000	15-Feb-2005	18.20	15-Feb-2010	158,613

Sherri A. Brillon	ECA
Executive Vice-President	120,000	11-Feb-2009	29.04	11-Feb-2014	581,326
& Chief Financial Officer	83,250	13-Feb-2008	36.44	13-Feb-2013	0
	67,125	13-Feb-2007	29.45	13-Feb-2012	298,883
	40,000	13-Feb-2006	25.34	13-Feb-2011	335,189
	4,500	15-Feb-2005	20.12	15-Feb-2010	60,154

	CVE
	120,000	11-Feb-2009	26.27	11-Feb-2014	26,372
	83,250	13-Feb-2008	32.96	13-Feb-2013	0
	67,125	13-Feb-2007	26.64	13-Feb-2012	0
	40,000	13-Feb-2006	22.91	13-Feb-2011	137,210
	4,500	15-Feb-2005	18.20	15-Feb-2010	35,688

Michael M. Graham	ECA
Executive Vice-President &	180,000	11-Feb-2009	29.04	11-Feb-2014	871,989
President, Canadian Division	166,500	13-Feb-2008	36.44	13-Feb-2013	0
	54,000	13-Feb-2007	29.45	13-Feb-2012	240,442
	0	13-Feb-2006	25.34	13-Feb-2011	0
	0	15-Feb-2005	20.12	15-Feb-2010	0

	CVE
	180,000	11-Feb-2009	26.27	11-Feb-2014	39,558
	166,500	13-Feb-2008	32.96	13-Feb-2013	0
	54,000	13-Feb-2007	26.64	13-Feb-2012	0
	0	13-Feb-2006	22.91	13-Feb-2011	0
	0	15-Feb-2005	18.20	15-Feb-2010	0

R. William Oliver	ECA
Executive Vice-President &	120,000	11-Feb-2009	29.04	11-Feb-2014	581,326
Chief Corporate Officer	83,250	13-Feb-2008	36.44	13-Feb-2013	0
	80,550	13-Feb-2007	29.45	13-Feb-2012	358,659
	50,000	13-Feb-2006	25.34	13-Feb-2011	418,987
	10,000	15-Feb-2005	20.12	15-Feb-2010	133,674

	CVE
	120,000	11-Feb-2009	26.27	11-Feb-2014	26,372
	83,250	13-Feb-2008	32.96	13-Feb-2013	0
	80,550	13-Feb-2007	26.64	13-Feb-2012	0
	50,000	13-Feb-2006	22.91	13-Feb-2011	171,512
	10,000	15-Feb-2005	18.20	15-Feb-2010	79,307

Jeff E. Wojahn	ECA
Executive Vice-President &	180,000	11-Feb-2009	29.04	11-Feb-2014	871,989
President, USA Division	166,500	13-Feb-2008	36.44	13-Feb-2013	0
	120,825	13-Feb-2007	29.45	13-Feb-2012	537,989
	80,000	13-Feb-2006	25.34	13-Feb-2011	670,379
	46,000	15-Feb-2005	20.12	15-Feb-2010	614,902

	CVE
	180,000	11-Feb-2009	26.27	11-Feb-2014	39,558
	166,500	13-Feb-2008	32.96	13-Feb-2013	0
	120,825	13-Feb-2007	26.64	13-Feb-2012	0
	80,000	13-Feb-2006	22.91	13-Feb-2011	274,420
	46,000	15-Feb-2005	18.20	15-Feb-2010	364,810

	Option-Based Awards(1)
Name	Number of securities underlying unexercised options(2) (#)	Grant Date	Option Exercise Price ($CDN)	Option Expiration Date	Value of unexercised in-the-money options ($US)

Former NEO:	ECA
	150,000	11-Feb-2009	29.04	11-Feb-2014	726,658
Brian C. Ferguson	138,750	13-Feb-2008	36.44	13-Feb-2013	0
Executive Vice-President &	134,250	13-Feb-2007	29.45	13-Feb-2012	597,766
Chief Financial Officer	80,000	13-Feb-2006	25.34	13-Feb-2011	670,379
	0	15-Feb-2005	20.12	15-Feb-2010	0

	CVE
	150,000	11-Feb-2009	26.27	11-Feb-2014	32,965
	138,750	13-Feb-2008	32.96	13-Feb-2013	0
	134,250	13-Feb-2007	26.64	13-Feb-2012	0
	80,000	13-Feb-2006	22.91	13-Feb-2011	274,420
	0	15-Feb-2005	18.20	15-Feb-2010	0

Notes:

(1)
All option-based awards to our CEO, NEOs and Former NEO were granted at option exercise prices in Canadian dollars. The value of unexercised in-the-money options above is based on the respective TSX closing prices on December 31, 2009 of Encana Common Shares of $34.11 and of Cenovus common shares of $26.50 which have been converted from Canadian dollars to U.S. dollars for this table using the December 31, 2009 exchange rate of C$1.00=US$0.9555.

(2)
The number of securities underlying unexercised options includes stock options (both time and performance-based) that have vested and that have not yet vested. For each of the 2007, 2008 and 2009 stock option grants, performance-based stock options that did not vest have been cancelled and deducted from the amounts stated in this table.

PERFORMANCE-BASED OPTION AWARDS
(VESTED & FORFEITED)

As noted above, vesting of two-thirds of the stock options granted for the period 2007 to 2009 were subject to the achievement of our stated performance criteria, Recycle Ratio. See "Compensation Discussion and Analysis – Long-Term Incentive Program" for more information.

The following table shows the number of stock options granted in each of 2007, 2008 and 2009, respectively and the number forfeited and vested in each of 2008, 2009 and 2010, based upon the achieved Recycle Ratios of 2.7, 2.25 and 2.60, respectively, for each of those years. The table has also been updated to show the number of Encana Replacement Options and Cenovus Replacement Options forfeited and vested, respectively, as at February 10, 2010.

Name	Year of option grant	Number of options granted	Number of options forfeited	Number of options vested

Randall K. Eresman President & Chief Executive Officer	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	450,000 450,000 450,000 450,000 450,000 450,000	18,000 18,000 51,750 51,750 71,250 71,250	117,000 117,000 218,250 218,250 378,750 378,750

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	120,000 120,000 90,000 90,000 75,000 75,000	4,800 4,800 10,350 10,350 11,875 11,875	31,200 31,200 43,650 43,650 63,125 63,125

Michael M. Graham Executive Vice-President & President, Canadian Division	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	180,000 180,000 180,000 180,000 135,000 135,000	7,200 7,200 20,700 20,700 21,375 21,375	46,800 46,800 87,300 87,300 113,625 113,625

R. William Oliver Executive Vice-President & Chief Corporate Officer	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	120,000 120,000 90,000 90,000 90,000 90,000	4,800 4,800 10,350 10,350 14,250 14,250	31,200 31,200 43,650 43,650 75,750 75,750

Jeff E. Wojahn Executive Vice-President & President, USA Division	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	180,000 180,000 180,000 180,000 135,000 135,000	7,200 7,200 20,700 20,700 21,375 21,375	46,800 46,800 87,300 87,300 113,625 113,625

Former NEO: Brian C. Ferguson Executive Vice-President & Chief Financial Officer	2009-ECA 2009-CVE 2008-ECA 2008-CVE 2007-ECA 2007-CVE	150,000 150,000 150,000 150,000 150,000 150,000	6,000 6,000 17,250 17,250 23,750 23,750	39,000 39,000 72,750 72,750 126,250 126,250

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED
DURING THE YEAR

The following table outlines the aggregate dollar value of option-based awards and the value of non-equity incentive plan compensation that was earned during 2009. There were no share-based awards that vested during 2009.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

Randall K. Eresman President & Chief Executive Officer	301,645	2,627,100

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	75,411	676,478

Michael M. Graham Executive Vice-President & President, Canadian Division	150,822	812,759

R. William Oliver Executive Vice-President & Chief Corporate Officer	94,264	722,234

Jeff E. Wojahn Executive Vice-President & President, USA Division	150,822	899,092

Former NEO: Brian C. Ferguson Executive Vice-President & Chief Financial Officer	150,822	894,035	(3)

Notes:

(1)
The value of the option-based awards is determined assuming the CEO or NEO exercised the options on the date they vested (or February 13, 2009) and therefore reflects the closing price value of 'original' (pre-Arrangement) Encana Common Shares on that date. All option-based awards to our CEO and NEOs are granted at option exercise prices in Canadian dollars. The value vested during the year is converted from Canadian dollars to U.S. dollars using an exchange rate of C$1.00 = US$0.8043 on February 13, 2009, which is the noon day buying rate for Canadian dollars to U.S. dollars as published by the Bank of Canada. The closing price of Encana Common Shares on the TSX on February 13, 2009 was C$54.11.

(2)
Non-Equity Incentive Plan Compensation includes the Total Incentive Awards earned in 2009, including the 10% Challenge Incentive and, in respect of Ms. Brillon and Mr. Oliver only, also includes the Arrangement Incentive discussed in "Compensation Discussion and Analysis-Annual Incentive Program-High Performance Results Awards". These amounts are converted from Canadian dollars to U.S. dollars using an exchange rate of C$1.00 = US$0.8757.

(3)
This represents, as part of the Arrangement, Encana's cost in respect of the estimated 2009 HPR Award for Former NEO, Mr. Ferguson, to November 30, 2009. The actual 2009 HPR award for Mr. Ferguson, including (as applicable) any additional 2009 incentive plan compensation, was awarded by Cenovus.

DEFINED BENEFIT PENSION TABLE

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) currently participate in our DB Plan. As a result of the Arrangement, Former NEO, Brian C. Ferguson, no longer participates in our DB Plan, and responsibility for his accrued and future DB pension benefits has been assumed by Cenovus.

The pension amount payable to participants in the DB Plan, including our CEO and participating NEOs, is based on 2 percent of the average of the highest consecutive five years of pensionable earnings in the 10 years prior to retirement multiplied by years of membership in the DB Plan. Our CEO and participating NEOs contribute from 4 percent of their annual pensionable earnings up to a defined annual maximum. For our CEO, pensionable earnings include annual base salary plus HPR Award (to a maximum of 67 percent of annual base salary). For our NEOs, pensionable earnings include annual base salary plus HPR Award (to a maximum of 40 percent of salary). Benefits under the DB Plan have fully vested for our CEO and NEOs.

Pensions are payable for life, but continue for a minimum of 10 years after retirement for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse continue for a minimum of five years after retirement.

Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003, and from age 60 (or 30 years of service, if earlier, but after age 55) for service following that date. Otherwise, pensions are reduced by 1/4 of 1 percent for each month the participant retires prior to age 62 (for service prior to January 1, 2003) or age 60 (for service following that date). Pensions payable from the Registered DB Plan are paid up to the level permitted from a registered pension plan, and from the Supplemental DB Plan for pension benefits beyond such level.

The following table outlines estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for our CEO and NEOs under the DB Plan.

			Annual Benefits Payable(1) ($)
	Number of Years of Credited Service (#)				Accrued Obligation at Start of Year(2)(3) ($)
							Compensatory Change(4) ($)	Non- Compensatory Change(5) ($)		Accrued Obligation at Year End(1)(2) ($)
Name			At Year End	At Age 65

Randall K. Eresman	31.5833	(6)	1,140,458	1,624,704	12,513,089	(7)	(349,629)	4,455,350		16,618,810	(7)

Michael M. Graham	7	(8)	97,134	297,183	922,716		90,962	374,966		1,388,644

William R. Oliver	29.3333	(6)	404,473	481,435	4,431,288	(7)	(86,583)	1,453,848		5,798,553	(7)

Jeff E. Wojahn	7	(8)	97,301	348,661	921,963		85,496	397,682		1,405,141

Former NEO
Brian C. Ferguson	0		0	0	3,927,327	(7)	(95,183)	(3,832,144)	(7)	0

(1)
Amounts are converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

(2)
The accrued obligation on the date specified is determined using the same methodology and assumptions disclosed in Note 19 to Encana's 2009 Consolidated Financial Statements.

(3)
Amounts are converted from Canadian dollars to U.S. dollars using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(4)
Represents the compensatory changes in DB pension obligations during 2009. Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts are converted from Canadian dollars to U.S. dollars using the average exchange rate for 2009 of C$1.00 = US$0.8757, except for Former NEO, Mr. Ferguson, which uses the average exchange rate for January 1, 2009 to November 30, 2009 of C$1.00=US$0.8696.

(5)
Represents the non-compensatory changes in DB pension obligations over the course of 2009 (to November 30, 2009 for Former NEO, Mr. Ferguson). Includes interest on the accrued obligation at the start of the year, employee contributions plus changes in the discount rate and exchange rates and other net experience as at December 31, 2009 (as at November 30, 2009 for Former NEO, Mr. Ferguson). For Former NEO, Mr. Ferguson, it also includes a transfer of obligation to Cenovus of $5,144,274 as of November 30, 2009.

(6)
Includes three additional years of service granted under individual agreements in 2002.

(7)
Includes optional contributions account balance (converted from Canadian dollars to U.S. dollars) which represents the accumulated value of employee-paid optional contributions made to purchase optional DB pension benefits.

(8)
Prior to January 1, 2003, Messrs, Graham and Wojahn were members of the Registered DC Plan. See "Defined Contribution Pension Table" for more information.

DEFINED CONTRIBUTION PENSION TABLE

Under our DC Plan, contributions are made by Encana to accounts (the "DC Accounts") managed by the individual employee or executive officer. One of our NEOs, (Sherri A. Brillon), is an active participant in our DC Plan. DC contributions are based on 8 percent of pensionable earnings, which include annual base salary plus HPR Award (to a maximum of 40 percent of annual base salary) for our participating NEO.

Prior to January 1, 2003, two of our NEOs, (Michael M. Graham and Jeff A. Wojahn) were also members of our Registered DC Plan, during which time contributions to the Registered DC Plan were 6 percent of their annual base salary. Effective January 1, 2003, these two NEOs commenced participation in the DB Plan and accordingly, no additional contributions were made to their DC Accounts. The following table outlines the change in value of the DC Plan holdings of these three NEOs over the course of 2009.

Name	Accumulated Value at Start of Year(1) ($)	Compensatory(2) ($)	Non-Compensatory(3) ($)	Accumulated Value at Year End(4) ($)

Sherri A. Brillon	310,791	38,473	138,710	487,974

Michael M. Graham(5)	44,389	0	24,228	68,617

Jeff E. Wojahn(5)	115,164	0	62,946	178,110

(1)
Amounts are converted from Canadian dollars to U.S. dollars using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(2)
Represents company contributions during 2009. Amounts are converted from Canadian dollars to U.S. dollars using the average exchange rate for 2009 of C$1.00 = US$0.8757.

(3)
Includes investment earnings (or losses) during 2009 and the impact of the conversion from Canadian to U.S. dollars.

(4)
Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

(5)
Since January 1, 2003, Messrs. Graham and Wojahn have been accruing pension benefits under the DB Plan and no contributions have been made to their DC Accounts. See "Defined Benefit Pension Table" for more information.

TERMINATION AND CHANGE IN CONTROL
ARRANGEMENTS

Our CEO and NEOs do not have termination or severance arrangements other than their individual change in control agreements. Our long-term incentive grant agreements also separately provide for accelerated vesting of certain stock options for all employees (including executive officers) upon a change in control. These arrangements are described below.

As the Arrangement did not constitute a "change in control" for the purposes of the change in control agreements of our executive officers, it did not trigger any change in control related compensation or benefits to our CEO or NEOs. Also, as a result of his resignation upon completion of the Arrangement, Encana has no further obligations to our Former NEO, Brian C. Ferguson, arising from his former change in control agreement with Encana. The Arrangement also did not result in accelerated vesting of any stock options held by our CEO or NEOs under the change in control provisions contained in our long-term incentive grant agreements.

Change in Control Agreements

We have entered into change in control agreements with our CEO and our NEOs which provide for the payment of certain severance and other benefits in the event of both: (i) a change of control of Encana; and (ii) termination of the employment of the CEO or the NEO within the following three year period, either by the company (other than for cause, disability or death), or at the election of the CEO or the NEO (for specified reasons, such as a material alteration in duties, required relocation, or a reduction in salary or benefits other than an across-the-board reduction similarly impacting other executive officers).

We believe that these arrangements (known as a "double trigger"), requiring both a change in control and a subsequent termination of employment of the executive officer before any payment is owed, provide value to existing shareholders as they extend a level of financial protection to our executive officers to enable and encourage them to fully embrace a potential ownership change, even though it may result in a change to their employment status.

The terms of the change in control agreements provide for the following severance benefits in the event of both a change in control and subsequent termination of employment, as referenced above. In respect of our CEO, severance benefits (referred to below) would be payable for, or in respect of, a period of 36 months, for our NEOs, severance benefits (referred to below) would be payable for, or in respect of, a period of 24 months. These severance benefits, which would not be triggered until the occurrence of both events (change of control and subsequent termination of employment), are as follows:

•
A lump sum severance payment equal to the base salary, annual allowance and annual incentive payment (the latter being the average HPR Award paid to the CEO or NEO, as applicable, over the immediately preceding three-year period) he or she would have earned over a period of 36 months (for our CEO) or 24 months (for our NEOs);

•
Continuation, or payment in lieu, of medical, dental and insurance plan benefits and other perquisites, such as the value of matching contributions to the company's investment plan, for a period of, or representing, 36 months (for our CEO) or 24 months (for our NEOs);

•
Immediate vesting of all time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options. The remaining 50 percent of performance-based Encana Replacement Options continue to vest upon achievement of stated performance criteria referred to in the respective grant agreements. Such vested Encana Replacement Options would remain available for exercise for a period of 36 months (for our CEO) or 24 months (for our NEOs) or until expiry, whichever is earlier; and

•
pension benefits would continue to accrue for a period of 36 months or to age 55 for our CEO, or continue to accrue or contributions be payable (as applicable) for a period of 24 months for our NEOs.

Long-Term Incentive Grant Agreements

Under Encana's Replacement Option agreements, all time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options immediately vest upon a change in control of Encana. In such event, all Encana employees, including our CEO and NEOs, would be entitled to this accelerated vesting upon a change in control. No accelerated vesting of Cenovus Replacement Options would occur for Encana employees (including its executive officers) upon a change in control of Encana.

Change in Control Table(1)

The following table summarizes the potential value that would have been received by our CEO and NEOs under their respective written change in control agreements, had a change in control of Encana occurred on December 31, 2009.

	LTI Grant Agreements(2)	Change in Control Agreements(3)

Name and Position	Value of Exercisable Vested LTIs(4)	Cash Severance(5)		Annual Incentive Plan(6)	Value of Exercisable Vested LTIs(2)(4)	Pension Benefits(7)		Other Compensation and Benefits(8)	Total

Randall K. Eresman President & Chief Executive Officer	1,987,631	3,869,775		8,480,063	1,987,631	7,784,486	(9)	410,628	22,532,583

Sherri A. Brillon Executive Vice-President & Chief Financial Officer	476,603	955,500		591,869	476,603	107,016		159,546	2,290,534

Michael M. Graham Executive Vice-President & President, Canadian Division	741,621	1,146,600		1,334,057	741,621	439,736	(10)	181,427	3,843,441

R. William Oliver Executive Vice-President & Chief Corporate Officer	494,414	1,051,050		929,582	494,414	174,841	(10)	174,362	2,824,249

Jeff E. Wojahn Executive Vice-President & President, USA Division	741,621	1,146,600	(11)	1,479,311	741,621	361,332	(10)	164,062	3,892,926

Notes:

(1)
Amounts are converted from Canadian dollars using the December 31, 2009 exchange rate of C$1.00 = US$0.9555.

(2)
Value reflects entitlement upon change in control for time-based and 50 percent of performance-based Encana Replacement Options only, which are unvested as at December 31, 2009. See note 4. Change in control provisions in LTI grant agreements for all employees, including executive officers, are "single trigger" and require only a change in control (no termination of employment).

(3)
Change in control agreements with our executive officers are "double trigger", requiring both a change in control and subsequent termination of the executive officer's employment either by the company or the executive for "good reason" (as defined in the change in control agreement).

(4)
Represents the incremental value of time-based and 50 percent of performance-based Encana Replacement Options that would vest on a change in control (but does not include the value of Encana Replacement Options that were vested but unexercised as of December 31, 2009). The amount is calculated based on the number of such Encana Replacement Options that would immediately vest upon a change in control under the applicable agreement multiplied by the difference between the closing price of Encana Common Shares on the TSX on December 31, 2009 and the applicable adjusted exercise price under the respective Encana Replacement Option Agreement. This amount is then converted from Canadian dollars to U.S. dollars at the exchange rate identified in Note 1.

(5)
Calculated as the base salary that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(6)
Calculated as the average of the actual HPR Awards, (excluding any Chairman's Awards or former President's Awards, as applicable), paid in the immediately preceding three calendar years of 2007 to 2009) that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(7)
Represents the incremental lump sum pension value. For members of the DB Plan, it is the difference between the actuarial present values of the CEO's and NEO's accrued pension as modified by the change in control agreement less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2009. The discount rates used are 3.90 percent for 10 years and 5.40 percent thereafter. For members of the DC Plan, it is equal to the value of 24 months of contributions to the DC Plan.

(8)
Represents other compensation (and perquisites) that would be payable over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(9)
Under the terms of the change in control agreement, Mr. Eresman will be credited with additional pensionable service of 36 months plus, if necessary, such additional number of months as may be required for Mr. Eresman to reach age 55.

(10)
Under the terms of the change in control agreements, the NEO will be credited with additional pensionable service of 24 months.

(11)
Does not include Mr. Wojahn's 2009 Project Allowance, Foreign Service Premium or Commodity and Services Allowance. See "Summary Compensation Table", footnote 4.

DIRECTOR COMPENSATION

All amounts reported in this section were paid to our directors in Canadian dollars. Unless otherwise noted, these amounts are converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00=US$0.8757 which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2009 to December 31, 2009 based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

The compensation provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of Encana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation.

During 2009, the fee structure for cash compensation for our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$26,271

Annual Retainer for Chairman of the Board (paid in quarterly installments)	$218,925

Committee Chair fee (paid in quarterly installments)	$6,568

Audit Committee Chair Supplemental Fee (paid in quarterly installments)	$6,568

Meeting fee (for attendance in person or by telephone)	$1,314 for Board meetings $1,314 for Committee meetings

For each meeting of the Board or a Committee, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

Our CEO, Mr. Eresman, received no compensation for serving as a director of Encana. No compensation was paid to our directors to prepare for Board or Committee meetings.

We have a Deferred Share Unit Plan for Directors of Encana Corporation ("Directors' DSU Plan"). Commencing January 1, 2010, all of the directors, except our CEO, Mr. Eresman, will receive an annual grant of 10,000 DSUs effective January 1 of each year. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board. Prior to the Arrangement, an annual grant of 5,000 DSUs was awarded. As a result of the Arrangement, the trading value of Encana Common Shares was adjusted from their pre-Arrangement value, and accordingly, to maintain consistent levels of director compensation, the number of DSUs awarded to the directors was increased to 10,000, effective January 1, 2010. Our directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs vest once they are credited to the director's DSU account.

When a dividend is paid on Common Shares, each director's DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares. When a director ceases to be a director of our company, by December 15 of the first calendar year following the year that the directorship ceased, the value of the DSUs credited to the director's DSU account is paid to the director in cash on an after-tax basis. The value of the DSUs is calculated by multiplying the number of DSUs in the director's DSU account by the then market value of a Common Share.

For information regarding the total number of DSUs and the total market value of Common Shares and DSUs held by our directors, see "Purposes of the Meeting – Election of Directors – Nominees for Election".

In 2004, we adopted revised share ownership guidelines for directors, requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director of our company, to purchase Common Shares or hold DSUs in an amount at least equal in value to three times the annual retainer received by a director or the Chairman of the Board in such capacity. This amount is calculated based on the market price of Common Shares. Each director who has been a director for at least five years has exceeded the share ownership guidelines.

Director Compensation Table

The following table summarizes the annual compensation of our directors for the year ending December 31, 2009.

Name	Fees Earned(1) ($)		Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)

Ralph S. Cunningham(4)	39,749		272,126	6,568	318,443

Patrick D. Daniel(4)	45,003	(5)	272,126		317,129

Ian W. Delaney(4)	41,063	(5)	272,126	6,568	319,757

Claire S. Farley	51,835		272,126	7,881	331,842

Michael A. Grandin(4)	52,642	(5)	272,126		324,768

Barry W. Harrison	65,106		272,126		337,232

Dale A. Lucas(6)	16,037	(5)	272,126		288,163

Valerie A.A. Nielsen(4)	45,729	(5)	272,126		317,855

David P. O'Brien, O.C.	292,812	(5)	272,126		564,938

Jane L. Peverett	53,684		272,126		325,810

Allan P. Sawin	52,542	(5)	272,126		324,668

James M. Stanford, O.C.(6)	16,762	(5)	272,126		288,888

Wayne G. Thomson(4)	39,749		272,126		311,875

Clayton H. Woitas	50,572		272,126		322,698

Notes:

(1)
Fees earned include annual retainer, Board and Committee meeting fees and, where applicable, Chair retainer.

(2)
Prior to 2010, we granted 5,000 DSUs to our Directors effective on January 1st of each year (or for new directors, upon joining the Board). We have calculated a grant date fair market value using the closing price of a Common Share on the TSX on December 31, 2008 of $56.96 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2009 exchange rate of C$1.00 = US$0.9555. This value also represents the amount of share-based awards that vested in 2009 for our directors.

(3)
Represents travel fees paid to directors as applicable.

(4)
Messrs. Cunningham, Daniel, Delaney, Grandin, and Thomson and Ms. Nielsen each resigned from the Encana Board of Directors upon completion of the Arrangement.

(5)
Elected to receive all or a portion of fees in the form of DSUs.

(6)
Messrs. Lucas and Stanford retired from the Board effective April 22, 2009.

Prior to completion of the Arrangement on November 30, 2009, the members of the Human Resources and Compensation Committee were as follows:

Michael A. Grandin, Chair
Ralph S. Cunningham
Ian W. Delaney
David P. O'Brien, O.C. (ex officio)
Jane L. Peverett
Allan P. Sawin

Effective November 30, 2009, the members of the Human Resources and Compensation Committee are as follows:

Barry W. Harrison (Chair)
David P. O'Brien, O.C. (ex officio)
Allan P. Sawin
Clayton H. Woitas

The Human Resources and Compensation Committee reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2009. Based on that review and discussion, the Human Resources and Compensation Committee recommended to our Board that this Statement of Executive Compensation be included in the Information Circular for the 2010 Annual and Special Meeting of Shareholders of Encana Corporation.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

Encana's ESOP has been approved by shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term performance related incentive for executive officers and eligible employees of Encana and its subsidiaries.

As at February 28, 2010, approximately 81 percent of our employees were participants in the ESOP.

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach TSARs to the options.

Common Shares Reserved

As at February 28, 2010, there were 39,871,384 options outstanding under the ESOP and 8,859,051 options available for grant, representing approximately 5.3 percent and 1.2 percent, respectively, of the total number of outstanding Common Shares as at such date. At the annual and special meeting of shareholders held on April 22, 2008, the shareholders approved an amendment to the ESOP to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 11,000,000 Common Shares, which are included in the foregoing numbers. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time-to-time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee and set out in an option grant agreement.

The exercise price of an option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

The HRC Committee has the right to determine, at the time of grant that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Options currently outstanding under the ESOP have a term of five years (except for small numbers of earlier plan options that have ten-year term) and vest, subject to the satisfaction of the performance criteria as described below for performance stock options, 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Under the terms of the standard employee stock option grant agreement, upon the termination of employment other than by death or retirement, the holder of options has 60 days to exercise any vested but unexercised options, or until the options would otherwise expire, whichever is earlier. In the case of death or retirement before the age of 60, the holder (or the holder's estate) has 6 months to exercise any vested but unexercised options, or until the options would otherwise expire, whichever is earlier. In any of these events, any options that have not vested as of the date of termination of employment do not vest and are cancelled.

In the case of death or retirement after the age of 60, certain options that have not vested as of the date of death or retirement may vest and the holder (or the holder's estate) has until the regular expiry date to exercise any such vested options.

Performance Vesting Criteria

In 2008 and 2009, eligible participants under the ESOP received two-thirds of their option grant in the form of performance stock options. These performance stock options are subject to both time-based vesting restrictions and achievement of specific performance-based criteria calculated on an annual basis.

For more detailed information concerning the performance vesting criteria used by Encana, please see "Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive Program".

TSARs

As of the beginning of 2004, all stock options granted under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana's discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of options if they expire during or shortly after a period when option exercising is prohibited by Encana (a "Blackout Period"). If the exercise period of an option expires during or within ten business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period").

Specific Amendment Provision

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any option previously granted. Furthermore, approval by Encana's shareholders will be required for amendments that relate to:

(a)
any increase in the number of shares reserved for issuance under the ESOP;

(b)
any reduction in the grant price or cancellation and reissue of options;

(c)
any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)
any increase to the length of the Blackout Extension Period;

(e)
the inclusion of non-employee directors as eligible participants;

(f)
any allowance for the assignability of options;

(g)
amendments to the specific amendment provision; or

(h)
amendments required to be approved by shareholders under applicable law.

In 2008, the Board of Directors, by way of resolution, amended the option agreements granted to employees in 2007 and 2008 to provide, in the event of a change in control, for the immediate vesting of the first 50 percent of the performance-based stock options (that otherwise would vest if the recycle ratio is between one and two), but not the remaining 50 percent of the performance-based stock options.

In 2008, the Board of Directors also amended the ESOP to add the insider restrictions set out in the TSX Company Manual which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

In 2009, the Board of Directors also amended the ESOP effective upon the completion of the Arrangement on November 30, 2009 to preserve the economic benefits of the options outstanding on that date by authorizing for "equitable adjustments" in the kind of shares issuable under the plan and the exercise price of those shares. Pursuant to the Arrangement, the ESOP was amended to deem each holder of Encana options to have disposed of his or her rights to such Encana options to Encana and Cenovus in consideration for the grant by Encana to such holder of Encana Replacement Options and the grant by Cenovus to such holder of Cenovus Replacement Options and the old Encana options were deemed cancelled and terminated.

The exercise price of each Encana Replacement Option was adjusted equitably and each Encana Replacement Option has similar terms and conditions including as to vesting, with performance based and other vesting criteria, adjusted as appropriate, as the old Encana options held.

See "Treatment of Encana Employees and Benefit Plans – Options" in the Arrangement Circular which is available on our website www.encana.com.

Each of these amendments was approved in accordance with the specific amendment provision contained in our ESOP and did not require shareholder approval.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2009, there were an aggregate of 39,491,393 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	39,491,393	$30.08	9,572,344
Equity compensation plans not approved by securityholders	None	None	None

Total	39,491,393	$30.08	9,572,344

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Encana and its Board of Directors are committed to attaining the highest standards of corporate governance. We believe that adopting and maintaining appropriate governance practices is fundamental to generating long-term shareholder value. Encana continually assesses and updates its practices and believes it employs a leading system of corporate governance to ensure the interests of shareholders are well protected. Encana fully complies with all applicable regulatory requirements concerning corporate governance.

In Canada, the Canadian securities regulatory authorities (the "CSA") adopted National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance

Practices ("NI 58-101") effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission ("SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the Nominating and Corporate Governance Committee (the "NCG Committee"). Comments are also included with respect to certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 ("NI 52-110"). Encana's approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 9 directors, 8 of whom are independent directors. Mr. Eresman, Encana's President & Chief Executive Officer, is the only Board member who is a member of Encana's management.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships. The Board has determined that Mr. Eresman is not independent due to his position as President & Chief Executive Officer.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

The Chairman of the Board, Mr. O'Brien, is independent. Pursuant to Encana's By-Laws, the Chairman and the Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chairman of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with Encana's By-Laws and applicable corporate laws.

Board Tenure

The Board has a mandatory retirement age restriction whereby a director shall not stand for re-election at the first annual meeting after reaching the age of 71.

Board Meetings

In 2009, Encana held 8 Board meetings and 22 Committee meetings. The overall combined attendance by Encana directors at both Board and Committee meetings was 100 percent. Encana's directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2009, there were 8 Board meetings and 16 Committee meetings which had in-camera sessions. The attendance record of each director is described in "Purposes of the Meeting – Election of Directors – Nominees for Election".

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana's directors. Other public company board memberships held by director nominees of Encana are described in "Purposes of the Meeting – Election of Directors – Nominees for Election". Directors who serve together on other boards are Messrs. O'Brien and Woitas who are directors of Enerplus Resources Fund. The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of Encana.

BOARD MANDATE

The Board has adopted a written mandate which is attached as Appendix C to this Information Circular. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives contained in the annual budget and the strategic plan. The Board supports management's commitment to training and developing all employees.

Encana's Strategic Plan

The Board is responsible for the annual review and approval of Encana's strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management's identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website www.encana.com. Encana's news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as "SEDAR" www.sedar.com and by the SEC known as "EDGAR" www.sec.gov.

The Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

•
shareholders may send comments via email to investor.relations@encana.com;

•
Encana's Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

•
Encana's transfer agent, CIBC Mellon, has a website www.cibcmellon.com and a toll-free number in North America (1-866-580-7145) to assist shareholders.

Expectations of Directors

The Board Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, including practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the practice, and approves any waivers of the practice for officers and directors.

POSITION DESCRIPTIONS

Encana has written guidelines for each of the President & Chief Executive Officer, the Chairman of the Board and each Committee Chair which are available on our website www.encana.com. The Board is responsible for monitoring the President & Chief Executive Officer's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the President & Chief Executive Officer's compensation and evaluates the President & Chief Executive Officer's performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management's authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board. Encana has a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing Encana's strategic planning materials, directors' information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chairman of the Board, President & Chief Executive Officer or any other director.

We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of Encana's business environment. Opportunities provided during 2009 included:

•
International Financial Reporting Standards ("IFRS") Workshop attended by all members of the Audit Committee and certain other Board members, which provided directors with information on the key issues with respect to the IFRS conversion process, and included presentations by PricewaterhouseCoopers LLP with respect to their international experiences with IFRS and discussion of certain impacts on other industries within Canada.

•
Tour of our facilities, including the production unit fabrication yard at Nisku, Alberta.

In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of Encana. All such external programs are approved through the Chairman of the Board. Ms. Peverett attended two IFRS Workshops for Canadian Oil & Gas Entities during the first half of 2009.

ETHICAL BUSINESS CONDUCT

Encana has a Corporate Constitution ("Constitution") which sets out the basis on which we will operate as a high performance, principled corporation. The Constitution and Encana's Corporate Responsibility Policy establish our commitment to conducting business ethically and legally. To provide further guidance in this regard, Encana has a written Business Conduct & Ethics Practice (the "Practice").

The Practice applies to all officers and employees (collectively, "staff"), contractors and directors. The Practice makes specific reference to the protection and proper use of Encana's assets, fair dealings with our stakeholders and compliance with laws and regulations. All staff, contractors and directors of Encana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

Any waiver of the Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The Corporate Responsibility, Environment, Health and Safety Committee (the "CREHS Committee") and the Audit Committee receive a quarterly summary on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board of Directors.

Encana has an Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS and Audit Committees at regularly scheduled Committee meetings.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana's executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director's potential conflict with the President & Chief Executive Officer; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Encana also has a Policy on Disclosure, Confidentiality and Employee Trading that governs the conduct of all staff, contractors and directors and Restricted Trading and Insider Guidelines for directors and senior officers.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, the Practice and the President & Chief Executive Officer General Guidelines are available on our website www.encana.com.

NOMINATION OF DIRECTORS

The NCG Committee, comprised exclusively of independent directors, has a written mandate establishing the NCG Committee's purpose which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its Mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The HRC Committee, comprised exclusively of independent directors, has a written mandate which establishes the responsibilities of the HRC Committee. The HRC Committee may engage outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee has two primary functions:

•
to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to the President & Chief Executive Officer's compensation, evaluating the President & Chief Executive Officer's performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer's compensation; and

•
to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of our savings and investment plans.

The Board reviews the adequacy and form of the directors' compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors' compensation and the remuneration for the non-executive Chairman of the Board. See "Statement of Executive Compensation – Director Compensation" for information relating to the compensation received by the directors in 2009.

Towers Watson advises Encana on compensation and pension matters, including executive compensation. Towers Watson also provides updates to Encana on trends and best practices in the area of human resources and advises Encana on the design of compensation plans. Annually, Towers Watson provides a report to the HRC Committee with respect to compensation of executive officers and conducts a competitive compensation review of the salaries and short and long-term incentives provided to other Encana employees relative to the compensation philosophy approved by the HRC Committee. In addition, Towers Watson:

•
serves as actuary and consultant for the Encana Corporation Canadian Pension Plan;

•
serves as asset management consultant for Encana's Canadian pension and investment plans; and

•
conducts compensation and workforce surveys, in which Encana participates, and advises on compensation and related matters.

The HRC Committee has retained Meridian to provide the HRC Committee with independent compensation consulting services. Pursuant to their engagement, Meridian advises the HRC Committee in its review of executive compensation practices, executive compensation plan designs, market trends and regulatory considerations.

Meridian does not recommend compensation levels for executive officers of Encana; however, the engagement by the HRC Committee of an independent consultant provides the HRC Committee with additional expertise and a broader independent perspective on compensation plans and executive compensation. Meridian takes direction from and reports to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair reviews the performance of Meridian on an annual basis and approves all compensation paid to Meridian for their consulting services. Meridian has not been retained by Encana for any other consulting services, however, Encana has formerly purchased certain publications and surveys from Meridian's predecessor, Hewitt Associates.

The HRC Committee has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company's Audit Committee be independent. All of the Audit Committee members are "independent" as that term is defined by the SEC.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana's financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one "audit committee financial expert" on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines "audit committee financial expert" to mean a person who has the following attributes:

•
an understanding of financial statements and, in the case of Encana, Canadian generally accepted accounting principles;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana's financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

One Audit Committee member, Ms. Peverett, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The Audit Committee has a written mandate which sets out the Audit Committee's duties and responsibilities including the following:

•
reviewing and approving management's identification of principal financial risks and monitoring the process to manage such risks;

•
overseeing and monitoring our compliance with legal and regulatory requirements;

•
receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

•
overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•
overseeing audits of Encana's financial statements;

•
overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

•
providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

•
reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana's internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on our control environment as it pertains to Encana's financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana's Audit Committee and a copy of the Audit Committee Mandate, please see pages 60 to 68 and Appendix D of our Annual Information Form dated February 18, 2010 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves evaluated by independent qualified reserves evaluators. The Reserves Committee is comprised solely of independent directors. Pursuant to its Mandate, the Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety ("CREHS") Committee

The CREHS Committee's primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana's policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are used every two years, and more abbreviated forms are used in alternating years. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

On November 30, 2009 Encana completed the Arrangement dividing the Corporation into the continuing Encana and Cenovus. As a result of the Arrangement, Encana's 13-member Board was split between the resulting companies, with six members becoming directors of Cenovus and seven members remaining as Directors of Encana with one vacancy. As a result of the much smaller number of Encana Directors, the minimum number of directors for each Committee has been reduced, and the membership of each Committee of the Board has been reconstituted. In light of the reconstitution of the Board and each Committee, the Board has determined to defer the annual effectiveness assessment process until approximately the fourth quarter of 2010, in order to permit the new Board and Committee structure time to operate prior to being reviewed and evaluated.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chairman of the Board, Chair of the NCG Committee and as a member of the Board. The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee's assessments.

KEY GOVERNANCE DOCUMENTS

There are many policies and practices that support the corporate framework at Encana. The following documents constitute key components of Encana's corporate governance system and can be found on our website www.encana.com:

•
the Business Conduct & Ethics Practice

•
the Corporate Constitution

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Corporate Responsibility Policy

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Board of Directors' Mandate

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Chairman of the Board of Directors and Committee Chair General Guidelines

•
President & Chief Executive Officer General Guidelines

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Audit Committee Mandate

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Corporate Responsibility, Environment, Health and Safety Committee Mandate

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Human Resources and Compensation Committee Mandate

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Nominating and Corporate Governance Committee Mandate

•
Reserves Committee Mandate

OTHER MATTERS

Encana's management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2011 is December 10, 2010. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live audio webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our consolidated interim and annual financial statements and Management's Discussion and Analysis thereon, and our latest Annual Information Form dated February 18, 2010, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

We will provide, without charge to a securityholder, a copy of Encana's latest Annual Information Form dated February 18, 2010 and any documents incorporated therein by reference, our 2009 Annual Report to shareholders containing the Consolidated Financial Statements for 2009 together with the Auditors' Report thereon and Management's Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to the Corporate Secretary, Encana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson, our proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North America Toll Free Number: 1-866-725-6576

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

February 28, 2010

Jeffrey G. Paulson
Corporate Secretary

APPENDIX A

SECONDARY COMPARATOR GROUP

Encana's primary comparator group for the purposes of benchmarking the compensation of our executive officers is the North American oil & gas companies referred to on page 16 of this Information Circular as our "Peer Group". If there are insufficient data points for a specific executive officer position within this primary Peer Group, we refer to a secondary sample, derived from Towers Watson's Compensation Data Bank, of large Canadian autonomous companies with revenue greater than C$5 billion. For the most recent year, 30 participant companies were included in this secondary sample for the purposes identified on page 16 of this Information Circular and are as follows:

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Agrium
•
Bank of Montreal
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Barrick Gold Corporation
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Bell Canada
•
Bombardier
•
Canadian Natural Resources Limited
•
Canadian Tire Corporation Limited
•
Celestica
•
Enbridge
•
Finning International
•
Husky Energy
•
Imperial Oil Limited
•
Manulife Financial Corporation
•
Maple Leaf Foods
•
NOVA Chemicals Corporation
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National Bank of Canada
•
Nexen
•
Petro-Canada
•
RBC Financial Group
•
Research in Motion
•
Rogers Communications
•
SNC-Lavalin Group
•
Scotiabank
•
Sun Life Financial Services of Canada
•
Suncor Energy
•
TD Bank Financial Group
•
TELUS
•
Talisman Energy
•
Teck Resources
•
TransCanada Corp.

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APPENDIX B

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves and other oil and gas information contained in this Information Circular have been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to Encana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserves quantities disclosed in this Information Circular represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and United States Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". For additional information with respect to the differences between U.S. requirements and NI 51-101 requirements, please refer to Encana's Annual Information Form dated February 18, 2010.

The following sets out the methods of calculation of Tcfes, Bcfes, MMcfes, Mcfes, production replacement and finding and development costs referred to on pages 19 to 23 of this Information Circular as required pursuant to NI 51-101:

•
Certain crude oil and natural gas liquids ("NGLs") volumes have been converted to cubic feet equivalent ("cfe") on the basis of one barrel ("bbl") to six thousand cubic feet ("Mcf"). Cubic feet equivalent ("cfe") may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

•
Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2009, are calculated by summing extensions and discoveries and technical revisions. Reserves additions exclude acquisitions and divestitures.

•
Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Proved reserves added in 2009 included both developed and undeveloped quantities. Additions to Encana's proved undeveloped reserves were consistent with Encana's resource play focus. Encana estimates that approximately 100 percent of its proved undeveloped reserves will be developed within the next five years.

•
Encana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

NON-GAAP MEASURES

Encana's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This Information Circular, however, contains references to non-GAAP measures, such as cash flow, operating earnings, free cash flow, capitalization and adjusted EBITDA, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows.

Operating Earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of Encana's underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

Free Cash Flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Capitalization is a non-GAAP measure defined as debt plus shareholders' equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward Encana's overall debt position as measures of our overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

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APPENDIX C

BOARD OF DIRECTORS' MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

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Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

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Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

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Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that an adequate system of internal control exists.

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Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

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Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

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Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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QuickLinks

TABLE OF CONTENTS
ENCANA CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ENCANA CORPORATION
INFORMATION CIRCULAR
GENERAL INFORMATION
VOTING INFORMATION
PURPOSES OF THE MEETING
AUDITORS' FEES
SPECIAL BUSINESS OF THE MEETING
STATEMENT OF EXECUTIVE COMPENSATION
EQUITY COMPENSATION PLAN INFORMATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
QUESTIONS AND OTHER ASSISTANCE
DIRECTORS' APPROVAL
APPENDIX A
APPENDIX B
APPENDIX C